UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: November 8, 2019

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the registrant, which was filed with the Securities and Exchange Commission on March 31, 2016 (File No. : 333-210315).

SIERRA WIRELESS®

Q3 2019 | Third Quarter Report

For the three and nine months ended September 30

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS	1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	2
OVERVIEW	4
Business Overview	4
Third Quarter Overview	5
Outlook	9
CONSOLIDATED RESULTS OF OPERATIONS	11
SEGMENTED INFORMATION	14
SUMMARY OF QUARTERLY RESULTS OF OPERATIONS	16
LIQUIDITY AND CAPITAL RESOURCES	17
NON-GAAP FINANCIAL MEASURES	20
OFF-BALANCE SHEET ARRANGEMENTS	23
TRANSACTIONS BETWEEN RELATED PARTIES	23
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	23
OUTSTANDING SHARE DATA	24
IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD	24
IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS	24
INTERNAL CONTROL OVER FINANCIAL REPORTING	25
LEGAL PROCEEDINGS	25
FINANCIAL RISK MANAGEMENT	26
RISKS AND UNCERTAINTIES	27

CONSOLIDATED FINANCIAL STATEMENTS	38

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and nine months ended September 30, 2019, and up to and including November 8, 2019. This MD&A should be read together with our unaudited interim consolidated financial statements and the accompanying notes for the three and nine months periods ended September 30, 2019 and September 30, 2018, respectively, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2018 (collectively, “the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP” or "GAAP"). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding our results of operations as they provide additional measures of our performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

In this MD&A, unless the context otherwise requires, references to "the Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about our company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our Q3 2019 corporate update; financial guidance for our fiscal year 2019; expectations regarding the Company's cost savings initiatives; expectations regarding the acquisition of M2M Group and the timing thereof; our business outlook for the short and longer term; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; expectations regarding trends in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "outlook", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof, or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance, they represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	our ability to effect and to realize the anticipated benefits of our business transformation initiatives, and the timing thereof;

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	expected macro-economic business conditions;

•	expected cost of sales;

•	expected component supply constraints;

•	our ability to win new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and

•	expected tax and foreign exchange rates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:

•	competition from new or established competitors or from those with greater resources;

•	the loss of, or significant demand fluctuations from, any of our significant customers;

•	our financial results being subject to fluctuation;

•	our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;

•	our ability to respond to changing technology, industry standards and customer requirements;

•
failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;

•	deterioration in macro-economic conditions and resulting reduced demand for our products and services;

•	our ability to attract or retain key personnel and the impact of organizational change on our business;

•	cyber-attacks or other breaches of our information technology security;

•	risks related to the transmission, use and disclosure of user data and personal information;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks inherent in foreign jurisdictions;

•	risks related to tariffs or other trade restrictions; and

•	risks that the acquisition of M2M Group may fail to realize the expected benefits.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to below under "Risks and Uncertainties" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW

Business Overview
Sierra Wireless is an Internet of Things ("IoT") pioneer that empowers businesses and industries to transform and thrive in the connected economy.
We provide integrated Device-to-Cloud IoT solutions that are comprised of our recurring connectivity services, our IoT cloud platform, and our embedded cellular modules and gateways. Enterprises, industrial companies and Original Equipment Manufacturers ("OEMs") worldwide rely on our expertise to deliver fully-integrated IoT solutions to reduce complexity, gather intelligent edge data and enable connected IoT products and services.
To accelerate our transformation to a Device-to-Cloud IoT solutions company, we launched certain strategic and organizational structure changes in late 2018.  Since then, we have designed and commenced implementation of a variety of cost reduction initiatives broadly across the Company, and organizationally, we have combined three development teams into a single research and development ("R&D") entity to improve efficiency. Similarly, we have combined product management into one centralized team. We also re-organized our Go-To-Market team with a strong focus on IoT solutions under a unified sales force to focus on leveraging our IoT device leadership position into more highly integrated Device-to-Cloud IoT solutions.

Based on the organizational changes we made in the first quarter of this year, our segments have changed from those reported at December 31, 2018 when we previously reported three segments. Our new organizational structure clearly delineates our Device-to-Cloud IoT solutions activities and we now have two reportable segments effective the first quarter of 2019: (i) the IoT Solutions segment and (ii) the Embedded Broadband segment. We have adjusted our comparative information to align with this new segmentation.

IoT Solutions
Our IoT Solutions segment is focused on integrated end-to-end IoT solutions that include recurring connectivity services, our IoT cloud platform, software and devices (cellular modules and gateways) targeted primarily at enterprises and OEMs in the IoT space. Our primary focus is on three key markets: (i) Industrial Edge for manufacturing asset monitoring; (ii) Mobile Edge for mobile manufacturing asset tracking; and (iii) Infrastructure Edge for commercial infrastructure and building monitoring. The IoT opportunities we are focusing on have a high potential for recurring connectivity services to be provided to the customer along with our cloud platform, devices and management tools. Our new IoT Solutions segment is comprised of our former IoT Services and Enterprise Solutions segments, as well as a portion of our former OEM Solutions segment.
In this segment, we provide Device-to-Cloud IoT solutions that include: (i) our global cellular connectivity services, which are subscription-based and include our flexible Smart SIM and core network platforms; (ii) our cloud platform services, which provide a secure and scalable cloud platform for deploying and managing IoT subscriptions, over-the-air updates, devices and applications; and (iii) our managed broadband cellular services, which include a combination of hardware, managed high speed connectivity and cloud services. We also provide unified data orchestration to provide enhanced data management from the edge of the network to the cloud. This service, called Octave, securely integrates edge device, network and cloud application programming interfaces into a single platform.
Our devices in this reporting segment are comprised of IoT embedded cellular wireless modules which include Low Power Wide Area technologies ("LPWA"), second generation ("2G"), third generation ("3G"), and fourth generation ("4G") Long-Term Evolution ("LTE") products. We are currently working on the development of fifth generation ("5G") cellular embedded modules for anticipated launch in 2020. We also provide 3G and 4G cellular gateways and routers that are complemented by cloud-based services and on-premise software for secure device and network management.

Our gateway solutions address a broad range of vertical market applications within the mobility, industrial and enterprise market segments. Our AirLink gateways and routers have strong brand recognition with network operators, distributors, value added resellers and end customers. Our products are known for their high reliability and technical capability in mission-critical applications. These gateways and routers leverage our expertise in wireless technologies and offer the latest capabilities in LTE networking, including FirstNet solutions as well as Wi-Fi, Bluetooth and Global Navigation Satellite System ("GNSS") technologies. We also provide our customers with AirLink Management Services through our IoT platform and have introduced new advanced reporting and analytics to our portfolio.
Embedded Broadband
Our Embedded Broadband segment is comprised of our high-speed cellular embedded modules that are typically used in non-industrial applications, namely Automobile, Mobile Computing and Enterprise Networking markets. The products in this segment are typically high-speed 4G LTE and LTE-Advanced cellular modules that are ordered in larger volumes. In this segment, we have limited opportunities to provide connectivity services or fully-integrated IoT solutions to the OEM customer. We have a strong customer base in the Embedded Broadband business that is expected to transition over time from 4G LTE to 5G cellular technology.

As a leading embedded module vendor, we make it simple for our customers to embed high-speed cellular technologies and manage these devices through our IoT cloud platform. The design cycles in this business segment can range from two to three years in the Automotive market to 12 to 18 months in the Mobile Computing market. We are currently working on a number of potential 5G design opportunities with existing customers and new customers. Our portfolio also includes cloud-based remote device and data management capability, as well as support for our embedded application framework called Legato, which is an open source, Linux-based platform.

Additionally, we continue to seek opportunities to partner, acquire or invest in businesses, products and technologies that will help us drive our growth strategy forward and expand our position in the IoT market.

Third Quarter Overview
Our revenue of $174.0 million in the third quarter represents a decrease of 14.5% compared to the same period of 2018, driven by lower revenues from our Embedded Broadband and IoT Solutions segments. Our revenue of $539.2 million in the first nine months of 2019 represents a decrease of 8.9%, compared to the same period of 2018, driven by lower revenues from our Embedded Broadband segment, partially offset by growth in our IoT Solutions segment.
In the third quarter of 2019, compared to the same period of 2018, IoT Solutions segment revenue decreased by $2.0 million, or 2.1%, to $93.4 million due to lower Integrated IoT solutions module revenue, partially offset by stronger subscription, support and other services revenue and stronger sales of Enterprise gateway products. Within the IoT Solutions segment, excluding iTank revenue of $0.6 million, which was sold at the end of 2018, subscription, support and other services revenue was up 4.9% and within this, recurring subscription revenue was up 6.7%. Embedded Broadband segment revenue decreased by $27.4 million, or 25.3%, to $80.6 million due to weaker demand from networking, mobile computing and automotive customers.
Gross margin was 31.6% in the third quarter of 2019 compared to 33.1% in the same period of 2018, driven by unfavourable product and customer mix in our Embedded Broadband segment, partly offset by improved sales of higher margin gateways in our IoT Solutions segment. Gross margin was 31.3% in the first nine months of 2019 compared to 33.5% in the same period of 2018, driven by unfavorable product and customer mix in our Embedded Broadband segment combined with a specific provision related to a quality issue with an Asian automotive customer that we resolved in the second quarter of 2019, partly offset by improved sales of higher margin gateways in our IoT Solutions segment.
On April 30, 2019, we announced two initiatives related to the acceleration of our transformation to a Device-to Cloud IoT solutions company:

1) Consolidation of engineering resources and the transfer of certain functions to lower cost locations resulting in a significant reduction in our engineering team in Issy-Les-Moulineaux, outside of Paris, France. Following a detailed process, the majority of employees impacted by this program have been notified and we expect the program to be largely complete by the end of 2019. Our sales and customer support capability in Issy-Les-Moulineaux will remain unchanged and our teams in Toulouse and Sophia Antipolis will continue to provide key technical capability for our cloud and services offerings; and
2) Outsourcing of a select group of general and administrative transaction-based activities to a global outsourcing partner. Transition activities commenced in the third quarter of 2019 and we expect the activities to be fully transitioned by the end of 2019.
These two initiatives have impacted approximately 128 positions, of which 97 positions were in France. During the three months ended September 30, 2019, we recorded $2.7 million in severance and $3.6 million in transitional costs relating to these two initiatives (nine months ended September 30, 2019 - $17.7 million in severance and $6.6 million in transitional costs).
Foreign exchange rate changes impact our foreign currency denominated revenue and operating expenses. We estimate that changes in exchange rates between the third quarter of 2019 and the same period of 2018 negatively impacted our gross margin by $0.3 million and positively impacted our operating expenses by $0.6 million, resulting in a net positive impact on operating income of approximately $0.3 million.
Financial highlights for the third quarter of 2019:

GAAP:

•	Revenue was $174.0 million compared to $203.4 million in the third quarter of 2018.

•	Gross margin was 31.6% compared to 33.1% in the third quarter of 2018.

•	Restructuring expense was $6.3 million compared to $0.2 million in the third quarter of 2018.

•	Loss from operations was $12.6 million compared to earnings from operations of $0.9 million in the third quarter of 2018.

•	Net loss was $20.2 million, or $0.56 per diluted share, compared to $1.0 million, or $0.03 per diluted share, in the third quarter of 2018.

•	Cash and cash equivalents were $86.9 million as at September 30, 2019 compared to $84.8 million at June 30, 2019.

NON-GAAP(1):

•	Gross margin was 31.7% compared to 33.1% in the third quarter of 2018.

•	Operating expenses were $53.3 million compared to $56.5 million in the third quarter of 2018.

•	Earnings from operations were $1.8 million compared to $10.9 million in the third quarter of 2018.

•	Adjusted EBITDA was $6.3 million compared to $16.0 million in the third quarter of 2018.

•	Net earnings were $1.0 million, or $0.03 per diluted share, compared to $10.5 million, or $0.29 per diluted share, in the third quarter of 2018.

We adopted the new accounting standard for lease accounting effective January 1, 2019. See "Impact of Accounting Pronouncements Affecting Current Periods" and Note 2 and 12 of our unaudited interim consolidated financial statements for more details.

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.

Acquisition of M2M Group
On November 5, 2019, we signed an agreement to purchase the M2M group of companies ("M2M Group") in Australia to expand our IoT Solutions business in the Asia-Pacific region. The M2M Group is focused on connectivity services and IoT cellular devices with a strong history of IoT leadership and solid carrier relations in the region. The purchase price of $19.8 million is based on cash consideration of $18.8 million for 100% of the equity plus approximately $1.0 million for the retirement of certain obligations, subject to normal working capital adjustments. The business is an excellent strategic fit with our IoT Solutions business with slightly more than half of the M2M Group’s revenue coming from subscription-based recurring revenue. This segment of the business has been growing rapidly over the last several years. The M2M Group’s revenue in the last twelve months was US$17.9 million, of which $9.2 million was recurring subscription-based revenue. We expect the acquisition to be accretive to earnings immediately following closing in early 2020. The M2M Group has a solid platform for us to increase our IoT services and solutions in Australia and Southeast Asia. We expect the transaction to close early in January 2020, subject to the satisfaction of customary closing conditions.

Selected Consolidated Financial Information:

(in thousands of U.S. dollars, except where otherwise stated)	2019			2018
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Statement of Operations data:
Revenue	$174,025	$191,374	$173,813	$793,602	$201,395	$203,426	$201,903	$186,878

Gross Margin
- GAAP	$55,043	$58,949	$54,630	$264,571	$65,895	$67,267	$69,309	$62,100
- Non-GAAP (1)	55,087	58,991	54,686	265,025	65,945	67,313	69,366	62,401

Gross Margin %
- GAAP	31.6%	30.8%	31.4%	33.3%	32.7%	33.1%	34.3%	33.2%
- Non-GAAP (1)	31.7%	30.8%	31.5%	33.4%	32.7%	33.1%	34.4%	33.4%

Earnings (loss) from operations
- GAAP	$(12,559)	$(23,271)	$(9,806)	$(18,275)	$(4,197)	$853	$(5,055)	$(9,876)
- Non-GAAP (1)	1,795	3,428	(155)	35,306	10,230	10,859	10,414	3,803

Adjusted EBITDA (1)	$6,300	$7,922	$4,529	$55,881	$15,277	$15,988	$15,639	$8,977

Net earnings (loss)
- GAAP	$(20,221)	$(28,176)	$(11,223)	$(24,610)	$(3,826)	$(1,037)	$(11,384)	$(8,363)
- Non-GAAP (1)	1,021	2,467	(854)	32,427	8,966	10,514	9,653	3,294

Revenue by Segment:
IoT Solutions	$93,439	$99,145	$94,287	$373,937	$95,728	$95,487	$93,274	$89,448
Embedded Broadband	80,586	92,229	79,526	419,665	105,667	107,939	108,629	97,430
Revenue by Type:
Product	$149,396	$166,348	$150,880	$699,158	$178,031	$179,390	$178,806	$162,931
Subscription, support and other services	24,629	25,026	22,933	94,444	23,364	24,036	23,097	23,947
Share and per share data:
Basic net earnings (loss) per share (in dollars)
- GAAP	$(0.56)	$(0.78)	$(0.31)	$(0.68)	$(0.11)	$(0.03)	$(0.32)	$(0.23)
- Non-GAAP (1)	$0.03	$0.07	$(0.02)	$0.90	$0.25	$0.29	$0.27	$0.09
Diluted net earnings (loss) per share (in dollars)
- GAAP	$(0.56)	$(0.78)	$(0.31)	$(0.68)	$(0.11)	$(0.03)	$(0.32)	$(0.23)
- Non-GAAP (1)	$0.03	$0.07	$(0.02)	$0.90	$0.25	$0.29	$0.27	$0.09

Common shares (in thousands)
At period-end	36,197	36,165	36,150	36,067	36,067	36,048	36,095	35,979
Weighted average - basic	36,179	36,156	36,106	36,019	36,057	36,085	36,021	35,912
Weighted average - diluted	36,179	36,156	36,106	36,019	36,057	36,085	36,021	35,912

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other nonrecurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.

See discussion under “Consolidated Results of Operations” for factors that have caused period-to-period variations.

Business highlights for the third quarter of 2019:

•
We continued with our cost reduction initiatives we announced in the previous quarters, including consolidation of engineering resources and the transfer of certain functions to lower cost locations, outsourcing of a select group of business processes in finance, IT and human resources. In addition, during the third quarter, we continued to work on purchasing initiatives and have renegotiated certain supplier agreements with contract manufacturers to manage our costs.

•
We announced general availability of our Octave all-in-one edge-to-cloud solution for connecting industrial assets to the cloud. Octave integrates edge devices, network, and interfaces to all major cloud service providers into an all-in-one solution that securely extracts, orchestrates and acts on data from remote assets at the edge to the cloud. Octave will help industrial companies accelerate IoT development, de-risk their IoT deployments and free them to focus on their IoT data rather than the infrastructure.

•
We released our Omnilink OM500 ankle bracelet, an advanced offender monitoring solution with LTE connectivity and voice commands that enables law enforcement agencies to better manage pre-trial detainees, individuals under house arrest, probationers and parolees.

•
Ms. Lori O'Neill was appointed to the Company's Board of Directors. Ms. O'Neill is an experienced independent corporate director, financial executive and advisor to growth-oriented companies. She started her career with Deloitte & Touche LLP in 1988 and served as Audit Partner from 1996 to 2012. She is a board member for Constellation Software, as well as a board member and chair of the Audit Committee for the Ontario Lottery and Gaming Corporation, Hydro Ottawa and the University of Ottawa Heart Institute. Ms. O'Neill also serves as chair of the Board of Governors for Ashbury College. She graduated from Carleton University with a Bachelor of Commerce (Highest Honors).

Outlook
For our full year 2019 outlook, we now expect IoT Solutions segment revenue to increase approximately 3% to 4% year-over-year and Embedded Broadband segment revenue to decrease approximately 22% to 23% year-over-year. We expect this will result in full year 2019 revenue in the range of $708 million to $712 million. We are adjusting our profitability guidance of Adjusted EBITDA to be approximately $23 million and non-GAAP EPS to be in the range of zero to 3 cents. See "Non-GAAP Financial Measures".

This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described under "Cautionary Note Regarding Forward-Looking Statements" and "Risks and Uncertainties".

We believe that the market for wireless IoT solutions has strong long-term growth prospects. We anticipate strong long-term growth in the number of devices being wirelessly connected, driven by key enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new wireless technologies designed specifically for the IoT, new devices and tools to simplify the development of IoT applications, and increased focus and investment from large ecosystem players. More importantly, we see emerging customer demand in many of our target verticals driven by increasing recognition of the value created by deploying IoT solutions, such as new revenue streams and cost efficiencies.

Key factors that we expect will affect our results in the near term are:

•	our ability to achieve the anticipated benefits of our business transformation initiatives;

•	the strength of our competitive position in the market;

•	the timely ramp up of sales of our new products recently launched or currently under development;

•	contributions to our operating results from our acquisitions;

•	the level of success our customers achieve with sales of connected solutions;

•	fluctuations in customer demand and inventory levels, particularly large customers;

•	general economic conditions in the markets we serve;

•	our ability to manage component supply issues when they arise;

•	our ability to attract and retain effective channel partners;

•	the timely launch and ramp up of new customer programs;

•	our ability to secure future design wins with both existing and new customers;

•	the end-of-life of existing customer programs;

•	manufacturing capacity at our various manufacturing sites;

•	our ability to manage component and product quality compliance;

•	fluctuations in foreign exchange rates;

•	tariffs and other trade restrictions; and

•	seasonality in demand.

We expect that product and price competition from other wireless device manufacturers and solution providers will continue to play a role in the IoT market. As a result of these factors, we may continue to experience volatility in our results on a quarter-to-quarter basis. For example, our gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, average selling prices and product costs.

See "Cautionary Note Regarding Forward-Looking Statements" and "Risks and Uncertainties".

CONSOLIDATED RESULTS OF OPERATIONS

	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars, except where otherwise stated)	2019		2018		2019		2018
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue
IoT Solutions	93,439	53.7%	95,487	46.9%	286,871	53.2%	278,209	47.0%
Embedded Broadband	80,586	46.3%	107,939	53.1%	252,341	46.8%	313,998	53.0%
	174,025	100.0%	203,426	100.0%	539,212	100.0%	592,207	100.0%
Cost of sales
IoT Solutions	58,236	33.5%	59,428	29.2%	180,378	33.4%	175,258	29.6%
Embedded Broadband	60,746	34.9%	76,731	37.7%	190,212	35.3%	218,273	36.9%
	118,982	68.4%	136,159	66.9%	370,590	68.7%	393,531	66.5%
Gross margin	55,043	31.6%	67,267	33.1%	168,622	31.3%	198,676	33.5%

Expenses
Sales and marketing	23,523	13.5%	21,743	10.7%	69,784	12.9%	66,234	11.2%
Research and development	20,550	11.8%	22,621	11.1%	65,458	12.1%	71,477	12.1%
Administration	11,937	6.9%	14,998	7.4%	37,227	6.9%	47,066	7.9%
Restructuring	6,274	3.6%	227	0.1%	25,851	4.8%	4,770	0.8%
Acquisition-related and integration	291	0.2%	570	0.3%	700	0.1%	3,349	0.6%
Amortization	5,027	2.9%	6,255	3.1%	15,238	2.8%	19,858	3.4%
	67,602	38.8%	66,414	32.6%	214,258	39.7%	212,754	35.9%
Loss from operations	(12,559)	(7.2)%	853	0.4%	(45,636)	(8.5)%	(14,078)	(2.4)%
Foreign exchange loss	(2,964)		(159)		(2,962)		(3,092)
Other (expense) income	(121)		7		(192)		70
Earnings (loss) before income taxes	(15,644)		701		(48,790)		(17,100)
Income tax expense	4,577		1,738		10,830		3,684
Net loss	(20,221)		(1,037)		(59,620)		(20,784)

Net loss per share(in dollars) - basic and diluted	$(0.56)		$(0.03)		$(1.65)		$(0.58)
Weighted average number of shares (in thousands) - basic and diluted	36,179		36,085		36,147		36,007

Revenue
Revenue was $174.0 million in the third quarter of 2019 compared to $203.4 million in the same period of 2018. The decrease was primarily driven by weaker demand from mobile computing and networking customers in our Embedded Broadband segment, partially offset by growth in our IoT Solutions segment.

Revenue was $539.2 million in the first nine months of 2019 compared to $592.2 million in the same period of 2018. The decrease was mainly due to weaker demand from mobile computing and networking customers in the Embedded Broadband segment, partly offset by higher demand for Enterprise solutions in the IoT Solutions segment.

Gross margin
Gross margin was 31.6% in the third quarter of 2019 compared to 33.1% in the same period of 2018. The decrease was mainly driven by unfavourable product and customer mix in our Embedded Broadband segment, specifically lower sales of higher margin modules to mobile computing and networking customers, partly offset by improved sales of higher margin Enterprise solutions in our IoT Solutions segment.
Gross margin was 31.3% in the first nine months of 2019 compared to 33.5% in the same period of 2018. The decrease is mainly driven by unfavorable product and customer mix in our Embedded Broadband segment, specifically lower sales of higher margin modules to mobile computing and networking customers, combined with a specific provision related to a quality issue with an Asian automotive customer that we resolved in the second quarter of 2019, partly offset by improved sales of higher margin Enterprise solutions in our IoT Solutions segment.
Gross margin included stock-based compensation expense and related social taxes of $0.1 million in each of the third quarter of 2019 and 2018, respectively, and $0.2 million and $0.4 million in the first nine months of 2019 and 2018, respectively.

Sales and marketing
Sales and marketing expense increased by $1.8 million, or 8.2%, in the third quarter of 2019 and by $3.6 million, or 5.4%, in the first nine months of 2019 compared to the same periods of 2018. These increases were primarily driven by higher investments in our sales force and corporate marketing initiatives to accelerate our transformation to a Device-to-Cloud IoT solutions company.

Sales and marketing expense included stock-based compensation expense and related social taxes of $1.2 million and $0.8 million in the third quarter of 2019 and 2018, respectively, and $3.5 million and $2.2 million in the first nine months of 2019 and 2018, respectively.

Research and development
R&D expense decreased by $2.1 million, or 9.2%, in the third quarter of 2019 and by $6.0 million, or 8.4%, in the first nine months of 2019 compared to the same periods of 2018. These decreases mainly reflected various cost reduction initiatives we commenced during the fourth quarter of 2018 and through 2019 to accelerate our transformation to a Device-to-Cloud IoT solutions company, combined with lower certification costs.

R&D expense included stock-based compensation expense and related social taxes of $0.8 million and $0.7 million in the third quarter of 2019 and 2018, respectively, and $2.5 million and $1.8 million in the first nine months of 2019 and 2018, respectively. In each of the third quarter of 2019 and 2018, R&D expense included acquisition amortization of $0.1 million, and $0.2 million in each of the first nine months of 2019 and 2018.

Administration
Administration expense decreased by $3.1 million, or 20.4%, in the third quarter of 2019 compared to the same period of 2018 mainly driven by lower consulting fees and cost reduction initiatives. Administration expense decreased by $9.8 million, or 20.9%, in the first nine months of 2019 compared to the same period of 2018. Administration expense in the first nine months of 2018 included one-time separation costs related to our former CEO's retirement, including higher stock-based compensation expense in connection with accelerated vesting of equity awards and higher consulting fees.

Administration expense included stock-based compensation expense and related social taxes of $1.8 million and $1.9 million in the third quarter of 2019 and 2018, respectively, and $5.2 million and $5.8 million in the first nine months of 2019 and 2018, respectively.

Restructuring
Restructuring expense of $6.3 million and $25.9 million in the third quarter and first nine months of 2019, respectively, related to the acceleration of our transformation to a Device-to-Cloud IoT solutions company which included consolidation of our engineering programs and sites, consolidation of product management resources and outsourcing activities of certain general and administrative functions, and certain organizational changes we implemented in late 2018 and first quarter of 2019.

Restructuring expense in the first nine months of 2018 were related to initiatives focused on capturing synergies as we integrated our acquisition of Numerex Corp ("Numerex"). During the second quarter of 2019, we substantially completed the integration of Numerex. We recorded restructuring expense of $0.2 million and $4.8 million in the third quarter and first nine months of 2018, respectively.

Acquisition-related and integration
In the third quarter and first nine months of 2019, acquisition-related and integration costs decreased by $0.3 million and $2.6 million, respectively, compared to the same periods of 2018. The decrease in integration costs reflect a lower level of integration activities for Numerex as we substantially completed the integration in the second quarter of 2019.

Amortization
Amortization expense in the third quarter and first nine months of 2019 decreased by $1.2 million and $4.6 million, respectively, mainly as a result of fully depreciated acquisition-related and other assets. Amortization expense for the third quarter and first nine months of 2019 included $3.6 million and $10.9 million of acquisition-related amortization, respectively, compared to $4.3 million and $14.1 million in the same periods of 2018.

Foreign exchange loss
Foreign exchange loss was $3.0 million for the third quarter of 2019 compared to a loss of $0.2 million in the same period of 2018. For the first nine months of 2019, foreign exchange loss was $3.0 million compared to $3.1 million in the same period of 2018. The foreign exchange loss in the third quarter of 2019 was primarily driven by the decrease in the value of EURO compared to the U.S. dollar.

Income tax expense
Income tax expense increased by $2.8 million and $7.1 million in the third quarter and first nine months of 2019, respectively, compared to the same periods of 2018 primarily due to changes in the realizability of tax assets in certain jurisdictions.

Net loss
In the third quarter and first nine months of 2019, net loss was $20.2 million and $59.6 million, respectively compared to $1.0 million and $20.8 million in the same periods of 2018. The increase in net loss was mainly due to higher restructuring costs, lower revenue and gross margin and higher tax expense, partially offset by lower administration and R&D expense.

Net loss in the third quarter and first nine months of 2019 included stock-based compensation expense and related social taxes of $3.9 million and $11.4 million, respectively, and acquisition related amortization of $3.6 million and $10.9 million, respectively. Net loss in the third quarter and first nine months of 2018 included stock-based compensation expense and related social taxes of $3.5 million and $10.3 million, respectively, and acquisition related amortization of $4.3 million and $14.2 million, respectively.

SEGMENTED INFORMATION

We operate our business under two reportable segments: (i) the IoT Solutions segment; and (ii) the Embedded Broadband segment. In the first quarter of 2019, we transitioned to these two new reportable segments from the three segments we were reporting on previously. See "Business Overview" for more details.
IoT Solutions

(in thousands of U.S. dollars, except where otherwise stated)					% change
	Q3, 2019	Q3, 2018	Q3 YTD, 2019	Q3 YTD, 2018	Q3, 2019 vs Q3, 2018	Q3 YTD, 2019 vs Q3 YTD, 2018
Revenue	93,439	95,487	286,871	278,209	(2.1)%	3.1%
Cost of sales	58,236	59,428	180,378	175,258	(2.0)%	2.9%
Gross margin	35,203	36,059	106,493	102,951	(2.4)%	3.4%
Gross margin %	37.7%	37.8%	37.1%	37.0%

In the third quarter, IoT Solutions revenue decreased by $2.0 million, or 2.1%, compared to the same period in 2018, driven by lower revenue from Integrated IoT solutions module revenue, partially offset by stronger subscription, support and other services revenue and stronger sales of Enterprise gateway products. Within the IoT Solutions segment, excluding iTank revenue of $0.6 million, which was sold at the end of 2018, subscription, support and other services revenue was up 4.9% and within this, recurring subscription revenue was up 6.7%.

In the first nine months, IoT Solutions revenue increased by $8.7 million, or 3.1%, compared to the same period of 2018, mainly driven by strong sales of Enterprise gateway products. Within the IoT Solutions segment, excluding iTank revenue of $1.6 million, which was sold at the end of 2018, subscription, support and other services revenue was up 4.4% and within this, recurring subscription, support and other services revenue was up 4.6%.

Gross margin for IoT Solutions of 37.7% in the third quarter of 2019 and 37.1% in the first nine months of 2019 were comparable to the same periods in 2018.
Embedded Broadband

(in thousands of U.S. dollars, except where otherwise stated)					% change
	Q3, 2019	Q3, 2018	Q3 YTD, 2019	Q3 YTD, 2018	Q3, 2019 vs Q3, 2018	Q3 YTD, 2019 vs Q3 YTD, 2018
Revenue	80,586	107,939	252,341	313,998	(25.3)%	(19.6)%
Cost of sales	60,746	76,731	190,212	218,273	(20.8)%	(12.9)%
Gross margin	19,840	31,208	62,129	95,725	(36.4)%	(35.1)%
Gross margin %	24.6%	28.9%	24.6%	30.5%

In the third quarter, Embedded Broadband revenue decreased by $27.4 million, or 25.3%, compared to the same period in 2018, mainly due to weaker demand from mobile computing and networking customers as we complete certain programs with these customers; and weaker industry-wide demand in Automotive, combined with expected delays in the launch of new high-volume programs. In the first nine months of 2019, Embedded Broadband revenue decreased by $61.7 million, or 19.6%, compared to the same period of 2018. This decrease was primarily due to weaker demand from mobile computing and networking customers, partially offset by a modest increase in revenue from automotive customers.

Gross margin for Embedded Broadband was 24.6% in the third quarter and the first nine months of 2019, compared to 28.9% and 30.5%, respectively, in the same periods of 2018. These decreases were mainly driven by unfavorable product and customer mix, in particular, from lower revenue of higher margin mobile computing and networking. In the first nine months of 2019, we also recorded a specific provision related to a quality issue with an Asian automotive customer which we resolved during the second quarter of 2019.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2018, except as indicated in section "Impact of Accounting Pronouncements Affecting Current Period". The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. Prior quarters have been adjusted for the adoption of the new revenue standard.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)	2019			2018				2017 As adjusted
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$174,025	$191,374	$173,813	$201,395	$203,426	$201,903	$186,878	$183,533
Cost of sales	118,982	132,425	119,183	135,500	136,159	132,594	124,778	121,719
Gross margin	55,043	58,949	54,630	65,895	67,267	69,309	62,100	61,814
Gross margin %	31.6%	30.8%	31.4%	32.7%	33.1%	34.3%	33.2%	33.7%

Expenses
Sales and marketing	23,523	23,755	22,506	22,353	21,743	22,066	22,425	20,436
Research and development	20,550	22,111	22,797	22,230	22,621	24,391	24,465	21,828
Administration	11,937	12,893	12,397	14,516	14,998	19,804	12,264	11,379
Restructuring	6,274	18,180	1,397	2,345	227	952	3,591	245
Acquisition-related and integration	291	314	95	613	570	1,014	1,765	4,792
Loss on disposal of iTank business	—	—	—	2,064	—	—	—	—
Amortization	5,027	4,967	5,244	5,971	6,255	6,137	7,466	6,073
	67,602	82,220	64,436	70,092	66,414	74,364	71,976	64,753
Earnings (loss) from operations	(12,559)	(23,271)	(9,806)	(4,197)	853	(5,055)	(9,876)	(2,939)
Foreign exchange gain (loss)	(2,964)	854	(852)	(2,378)	(159)	(4,048)	1,115	1,267
Other income (expense)	(121)	(102)	31	(19)	7	8	55	38
Earnings (loss) before income tax	(15,644)	(22,519)	(10,627)	(6,594)	701	(9,095)	(8,706)	(1,634)
Income tax expense (recovery)	4,577	5,657	596	(2,768)	1,738	2,289	(343)	1,880
Net earnings (loss)	$(20,221)	$(28,176)	$(11,223)	$(3,826)	$(1,037)	$(11,384)	$(8,363)	$(3,514)
Earnings (loss) per share - in dollars
Basic	$(0.56)	$(0.78)	$(0.31)	$(0.11)	$(0.03)	$(0.32)	$(0.23)	$(0.11)
Diluted	$(0.56)	$(0.78)	$(0.31)	$(0.11)	$(0.03)	$(0.32)	$(0.23)	$(0.11)
Weighted average number of shares (in thousands)
Basic	36,179	36,156	36,106	36,057	36,085	36,021	35,912	33,136
Diluted	36,179	36,156	36,106	36,057	36,085	36,021	35,912	33,136

See "Overview" and "Consolidated Results of Operations" in this MD&A, for details of our results for the third quarter of 2019 compared to results for the third quarter of 2018.
Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix, the combination of variable and fixed operating expenses, as well as the impact of acquisitions completed in the current and prior quarters and other factors.

We adopted the new accounting standard for revenue recognition effective January 1, 2018. Prior periods have been adjusted accordingly. See Note 2 and 3 of our 2018 audited annual consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Selected Consolidated Financial Information

(in thousands of U.S. dollars)	Three months ended September 30			Nine months ended September 30
	2019	2018	Change	2019	2018	Change
Cash flows provided (used) before changes in non-cash working capital:	$(353)	$13,395	$(13,748)	$(12,355)	$27,034	$(39,389)
Changes in non-cash working capital
Accounts receivable	19,811	(5,070)	24,881	37,809	(6,762)	44,571
Inventories	(4,357)	2,114	(6,471)	(9,976)	1,325	(11,301)
Prepaid expense and other	(1,982)	1,396	(3,378)	(7,500)	(4,322)	(3,178)
Accounts payable and accrued liabilities	(7,102)	(9,401)	2,299	497	9,025	(8,528)
Deferred revenue	1,961	193	1,768	4,679	(1,496)	6,175
	8,331	(10,768)	19,099	25,509	(2,230)	27,739
Cash flows provided by (used in):
Operating activities	7,978	2,627	5,351	13,154	24,804	(11,650)

Investing activities	(5,254)	(5,082)	(172)	(14,194)	(15,505)	1,311
Proceeds from sale of iTank business	—	—	—	500	—	500
Capital expenditures and increase in intangible assets	(5,257)	(5,096)	(161)	(14,781)	(15,581)	800

Financing activities	(200)	(3,350)	3,150	(1,259)	(4,099)	2,840
Issue of common shares	160	1,257	(1,097)	327	2,535	(2,208)
Repurchase of common shares for cancellation	—	(3,120)	3,120	—	(3,120)	3,120
Purchase of treasury shares for RSU distribution	(59)	(1,085)	1,026	(326)	(1,085)	759
Taxes paid related to net settlement of equity awards	(110)	(334)	224	(855)	(1,788)	933
Payment for contingent consideration	—	—	—	—	(130)	130

Free Cash Flow (1)	$2,721	$(2,469)	$5,190	$(1,627)	$9,223	$(10,850)

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable U.S. GAAP financial measure.

Operating Activities
Cash provided by operating activities increased by $5.4 million to $8.0 million in the third quarter of 2019, compared to the same period in 2018 mainly due to higher collections in accounts receivable, offset by lower profitability and higher working capital requirements for accounts payable and inventories. In the third quarter of 2019, we sold and de-recognized approximately $34.2 million of trade accounts receivable and collected and remitted to CIBC approximately $34.8 million under our receivable purchase agreement, which is reflected in cash flows provided by operating activities. See "Accounts Receivable Purchase Agreement" below for details.

Cash provided by operating activities decreased by $11.7 million in the first nine months of 2019 compared to the same period in 2018, mainly due to lower profitability and higher working capital requirements for inventory and accounts payable, partly offset by sale of receivables under our receivable purchase agreement. In the first nine months of 2019, we sold and de-recognized approximately $50.7 million of trade accounts receivable and collected and remitted to CIBC approximately $34.8 million under our RPA.

Investing Activities
Cash used in investing activities increased by $0.2 million in the third quarter of 2019 compared to the same period in 2018 due to higher capital expenditures.

Cash used in investing activities decreased by $1.3 million in the first nine months of 2019 compared to the same period of 2018, mainly due to lower capital expenditures and $0.5 million proceeds released from escrow related to the sale of our iTank business.

Capital expenditures of $5.3 million and $14.8 million in the third quarter and first nine months of 2019 were primarily for production, tooling and R&D equipment, while cash used for intangible assets was primarily for capitalized software costs.
Financing Activities
Net cash used in financing activities decreased by $3.2 million in the third quarter of 2019 compared to the same quarter of 2018. In the third quarter of 2018, we repurchased and canceled $3.1 million of common shares under the Normal Course Issuer Bid program in place at that time.
Net cash used in financing activities decreased by $2.8 million in the first nine months of 2019 compared to the same period of 2018, mainly due to to the absence of share repurchases, lower taxes paid related to net settlement of equity awards and lower purchases of treasury shares, offset by lower proceeds received from stock option exercises.
Free Cash Flow
Free cash flow for the third quarter increased by $5.2 million compared to the same period of 2018, primarily as a result of higher operating cash flow from sale of receivables offset by lower profitability.

Free cash flow for the first nine months of 2019 decreased by $10.9 million compared to the same period of 2018, primarily as a result of lower profitability and higher working capital requirements, partially offset by sale of receivables. See "Non-GAAP Financial Measures".

Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, including restructuring expenditures, inventory and other working capital items, capital expenditures and other obligations summarized in the table below. Cash may also be used to finance acquisitions of businesses in line with our strategy and share repurchases. We continue to believe our cash and cash equivalents balance of $86.9 million at September 30, 2019, undrawn availability under our revolving credit facility, receivable purchase facility, and cash generated from operations will be sufficient to fund our expected working capital, capital expenditure, restructuring and acquisition requirements for at least the next twelve months based on current business plans. However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.
See "Cautionary Note Regarding Forward-Looking Statements".

Our ability to achieve our business and cash generation plans is based on a number of assumptions which involve significant judgment and estimates of future performance, borrowing capacity and credit availability which cannot at all times be assured.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of September 30, 2019.

Payments due by period (in thousands of U.S. dollars)	Total	2019	2020	2021	2022	2023	Thereafter
Operating lease obligations	$30,631	$2,134	$8,010	$6,759	$4,838	$3,010	$5,880
Finance lease obligations	726	59	396	252	8	8	3
Purchase obligations - Contract Manufacturers(1)	137,734	137,734	—	—	—	—	—
Purchase obligations - Mobile Network Operators (2)	7,535	2,019	3,744	1,319	453	—	—
Purchase obligation - Cloud Computing Service (3)	3,523	331	1,321	1,321	550	—	—
Other long-term liabilities	440	51	16	12	361	—	—
Total (4)	$180,589	$142,328	$13,487	$9,663	$6,210	$3,018	$5,883

(1) Purchase obligations represent obligations with certain contract manufacturers and suppliers to buy a minimum amount of designated products between October 2019 and December 2019.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Purchase obligations represent obligations with certain mobile network operators to purchase a minimum amount of wireless data and wireless data services between October 2019 and October 2022.
(3) Purchase obligation represents obligation with a supplier to purchase a minimum amount of cloud computing services between October 2019 and May 2022.
(4) Also see Acquisition of M2M Group under Third Quarter Overview section.

Normal Course Issuer Bid
On August 1, 2018, we received approval from the Toronto Stock Exchange ("TSX") of our Notice of Intention to make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, we were permitted to purchase for cancellation up to 3,580,668 of our common shares, or approximately 9.9% of common shares outstanding as of the date of the announcement, representing 10% of the public float. The NCIB commenced on August 8, 2018 and terminated on August 7, 2019. During the three and nine months ended September 30, 2019, we did not repurchase any common shares. We repurchased and canceled a total of 161,500 common shares at an average price of 19.32 per share under the NCIB.

Capital Resources
The source of funds for our future capital expenditures and commitments includes cash, cash from operations and borrowings under our credit facilities.

	2019			2018
(in thousands of U.S. dollars)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cash and cash equivalents	$86,900	$84,769	$74,143	$89,076	$67,460	$73,411	$70,588
Unused committed credit facility	30,000	30,000	30,000	30,000	30,000	10,000	10,000
Total	$116,900	$114,769	$104,143	$119,076	$97,460	$83,411	$80,588

At September 30, 2019, we have committed capital expenditures of $6.2 million (Dec 31, 2018 - $4.9 million). Our capital expenditures during the fourth quarter of 2019 are expected to be primarily for production equipment, R&D equipment and software.

Credit Facilities
We have a committed $30 million senior secured revolving credit facility (the "Revolving Facility") with the Canadian Imperial Bank of Commerce ("CIBC") as sole lender and as Administrative Agent. The Revolving Facility is secured by a pledge against substantially all of our assets and includes an accordion feature, which permits the Company to increase the aggregate revolving loan commitments thereunder on an uncommitted basis subject to certain conditions. The Revolving Facility matures on July 31, 2021 and will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. As at September 30, 2019, there were no borrowings under the Revolving Facility.

Letters of Credit
We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As of September 30, 2019, there were two letters of credit issued against the revolving standby letter of credit facility for a total value of $0.1 million.

Accounts Receivable Purchase Agreement
On June 26, 2019, we entered into an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC to improve our liquidity during high working capital periods. Under the RPA, up to $75.0 million of Receivables may be sold and remain outstanding at any time. Eligible trade receivables are sold at 100% face value less discount with a 10% limited recourse to us arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of CDOR (for purchased receivables in Canadian dollars) and LIBOR (for purchased receivables in U.S. dollars) plus an applicable margin. After the sale, we do not retain any interests in the Receivables, but continue to service and collect, in an administrative capacity, the outstanding receivables on behalf of CIBC.

We account for the sold Receivables as a sale in accordance with Financial Accounting Standards Board ("FASB") ASC 860, Transfers and Servicing. Net proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one time legal costs and are classified under operating activities in the consolidated statements of cash flows.

Pursuant to the RPA, the Company sold and de-recognized $34.2 million and $50.7 million Receivables during the three and nine months ended September 30, 2019, respectively. As at September 30, 2019, $15.9 million remained outstanding to be collected from customers and remitted to CIBC. Discount fees and legal costs totaling $0.1 million and $0.3 million for the three and nine months ended September 30, 2019, respectively, are included in Other expense and Administration, respectively, in the consolidated statements of operations.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss), non-GAAP basic and diluted net earnings (loss) per share, adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), and free cash flow.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other nonrecurring costs or recoveries.

Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.

In addition to the above, non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other non-recurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to internally generate cash that can be used for investment in the business and is an important indicator of our financial strength and performance. We also believe that certain investors and analysts use free cash flow to assess our business.

We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. We therefore believe that despite these limitations, it is appropriate to supplement the U.S. GAAP measures with certain non-GAAP measures defined in this section of our MD&A.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)	2019			2018
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$55,043	$58,949	$54,630	$264,571	$65,895	$67,267	$69,309	$62,100
Stock-based compensation and related social taxes	44	44	59	479	58	57	57	307
Realized losses on hedge contracts	—	(2)	(3)	(30)	(13)	(11)	—	(6)
Other nonrecurring costs	—	—	—	5	5	—	—	—
Gross margin - Non-GAAP	$55,087	$58,991	$54,686	$265,025	$65,945	$67,313	$69,366	$62,401

Earnings (loss) from operations - GAAP	$(12,559)	$(23,271)	$(9,806)	$(18,275)	$(4,197)	$853	$(5,055)	$(9,876)
Stock-based compensation and related social taxes	3,876	4,102	3,414	13,006	2,743	3,473	3,950	2,840
Acquisition-related and integration	291	314	95	3,962	613	570	1,014	1,765
Restructuring	6,274	18,180	1,397	7,115	2,345	227	952	3,591
Other nonrecurring costs	279	662	1,167	11,485	4,761	1,583	5,141	—
Realized losses on hedge contracts	24	(183)	(109)	(562)	(296)	(201)	(14)	(51)
Acquisition-related amortization	3,610	3,624	3,687	18,575	4,261	4,354	4,426	5,534
Earnings (loss) from operations - Non-GAAP	$1,795	$3,428	$(155)	$35,306	$10,230	$10,859	$10,414	$3,803

Net loss - GAAP	$(20,221)	$(28,176)	$(11,223)	$(24,610)	$(3,826)	$(1,037)	$(11,384)	$(8,363)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other non-recurring costs (recoveries)	10,720	23,258	6,073	35,568	10,462	5,853	11,057	8,196
Amortization	8,115	8,118	8,371	39,150	9,308	9,483	9,651	10,708
Interest and other, net	121	102	(31)	(51)	19	(7)	(8)	(55)
Foreign exchange loss (gain)	2,988	(1,037)	743	4,908	2,082	(42)	4,034	(1,166)
Income tax expense (recovery)	4,577	5,657	596	916	(2,768)	1,738	2,289	(343)
Adjusted EBITDA	6,300	7,922	4,529	55,881	15,277	15,988	15,639	8,977
Amortization (exclude acquisition-related amortization)	(4,505)	(4,494)	(4,684)	(20,575)	(5,047)	(5,129)	(5,225)	(5,174)
Interest and other, net	(121)	(102)	31	51	(19)	7	8	55
Income tax expense - Non-GAAP	(653)	(859)	(730)	(2,930)	(1,245)	(352)	(769)	(564)
Net earnings (loss) - Non-GAAP	$1,021	$2,467	$(854)	$32,427	$8,966	$10,514	$9,653	$3,294

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(0.56)	$(0.78)	$(0.31)	$(0.68)	$(0.11)	$(0.03)	$(0.32)	$(0.23)
Non-GAAP - (in dollars per share)	$0.03	$0.07	$(0.02)	$0.90	$0.25	$0.29	$0.27	$0.09

The following table provides a reconciliation of free cash flow:

	Three months ended September 30		Nine months ended September 30
(in thousands of U.S. dollars)	2019	2018	2019	2018
Cash flows from operating activities	$7,978	$2,627	$13,154	$24,804
Capital expenditures and increase in intangible assets	(5,257)	(5,096)	(14,781)	(15,581)
Free Cash Flow	$2,721	$(2,469)	$(1,627)	$9,223

OFF-BALANCE SHEET ARRANGEMENTS

We have the RPA in place that allows us to sell, with limited recourse, qualifying receivables. Details are outlined in the "Liquidity and Capital Resources - Accounts Receivable Purchase Agreement" section.

TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three and nine months ended September 30, 2019.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, leases, income taxes, useful lives of assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates.
The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found in our 2018 annual MD&A, a copy of which is available on SEDAR at www.sedar.com and the SEC's website at www.sec.gov.

Additional information related to our critical accounting policies and estimates is below:

Leases
At inception of a contract, we apply judgment in assessing whether a contract is or contains a lease. This assessment involves determining whether we have control over the identified asset for a period of time in exchange for consideration. Operating leases are included in Operating lease right-of-use assets, Accounts payable and accrued liabilities, and Operating lease liabilities in our Consolidated Balance Sheets. Finance leases are included in Property and equipment, Accounts payable and accrued liabilities, and Long-term obligations in our Consolidated Balance Sheets.

Right-of-use assets represent our right to use an underlying asset for the lease term. Lease liabilities represent our obligation to make lease payments arising from the lease. We recognize operating lease right-of-use assets and liabilities at commencement date based on the present value of lease payments over the lease term. We use the incremental borrowing rate as the discount rate for leases as the rates implicit in our leases are not readily determinable. Our incremental borrowing rate is estimated to approximate the interest on a collateralized basis with similar terms and payments and in economic environments where the leased asset is located. The operating lease right-of-use asset also includes any prepaid lease payments, initial direct costs and lease incentives. Our lease terms include non-cancelable periods and include options to renew the lease when it is reasonably certain that we will exercise that option.

Operating lease cost for lease payments is recognized on a straight-line basis over the term of the lease. Our lease agreements have lease and non-lease components, which we have elected to account for as a single lease cost.

We have elected not to record right-of-use assets and lease liabilities for short-term leases with a term of 12 months or less and recognize these short term leases to profit or loss on a straight-line basis over the lease term.

OUTSTANDING SHARE DATA
As of November 7, 2019, we had 36,223,139 common shares issued and outstanding, 1,609,087 stock options exercisable into common shares at a weighted average exercise price of $18.44 and 881,284 restricted treasury share units (166,204 of which include performance-based vesting at a multiple not to exceed 200%) outstanding that could result in the issuance of up to 1,047,488 common shares.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, Topic 842).  This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements.  The standard is effective for fiscal years beginning after December 15, 2018.  We adopted the standard effective January 1, 2019, applying the optional transition method permitted under ASU 2018-11, which relieves entities from restating comparative financial statements, allowing entities to apply and adopt the new lease standard as at the effective date, rather than as of the first date of the earliest period presented.  We elected the package of practical expedients provided under the guidance, which applies to expired or existing leases and allows us not to reassess whether a contract contains a lease, the lease classification, and any initial direct costs incurred. We also elected the practical expedient to expense short term leases (12 months or less) on a straight-line basis over the lease term, and to not separate the lease and non-lease components for all of our leases. Refer to Note 12 Leases of our interim financial statements.

Upon adoption of Topic 842 effective January 1, 2019, we recognized operating lease liabilities of $31.5 million and corresponding right-of-use assets of $27.0 million. The $4.5 million difference between operating lease liabilities and right-of-use assets recognized is due to deferred rent and exit cost accruals recorded under prior lease accounting standards. Topic 842 requires such balances to be reclassified against right-of-use assets at transition. In future periods such balances will not be presented separately. Our accounting for finance leases remains substantially unchanged.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). This update will replace the incurred loss impairment methodology for credit losses on financial instruments with a methodology that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. We will adopt the new standard in the first quarter of 2020. We are currently assessing the impact of the new standard on on our financial statements.

In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This new guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will perform goodwill impairment tests by comparing fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard is effective after December 15, 2019. We will adopt this standard in the first quarter of 2020. After the adoption of this standard, which will be applied prospectively, we will follow a one-step model for goodwill impairment. We do not anticipate this pronouncement to have a significant impact on our consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING
We did not make any significant changes in our internal control over financial reporting during the three and nine months ended September 30, 2019 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS
In June 2019, Inventergy LBS, LLC filed a patent infringement lawsuit in the United States District Court of the Northern District of Georgia, which lawsuit makes certain allegations concerning our Uplink GPS Asset Tracking devices. The lawsuit has been dismissed with prejudice.
In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary.  The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products.  In March 2018, the Court granted our motion for judgment on the pleadings that the plaintiff’s patent is invalid. The plaintiff has appealed this invalidity ruling to the Federal Circuit, and a decision following oral argument is pending. In District Court, we are continuing to pursue our counterclaims alleging that the plaintiff has breached its commitments to standard setting organizations. A summary judgement hearing has occurred, and a decision of the court is pending. In April 2019, the United States Patent and Trial Appeal Board rendered its final decision in our petition for Inter Partes Review of the patent-in-suit, and the instituted claims were not proved to be unpatentable. We have appealed this decision to the Federal Circuit. A trial date has not yet been scheduled for this lawsuit.
In January 2012, a patent holding company, M2M Solutions LLC ("M2M Solutions"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us, one of our US subsidiaries, and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in machine-to-machine ("M2M") communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M Solutions filed a second patent infringement lawsuit against us in the same court with respect to a recently-issued patent held by M2M Solutions (US Patent No. 8,648,717), which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M Solutions. In March 2017, the United States Patent and Trial Appeal Board issued its decisions in the instituted proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. In June 2017, Blackbird Tech LLC ("Blackbird") was joined as a plaintiff in the lawsuit. In September 2018, the court denied a motion to dismiss the lawsuit. The plaintiff has been granted leave to identify additional asserted claims and accused products with respect to the patent-in-suit. The lawsuit is currently in the discovery stage, and a claim construction hearing was held in October 2019. Trial for our co-defendant has been scheduled for December 2020, and trial in our case has been scheduled for January 2021.
Intellectual Property Indemnification Claims
We have been notified by certain of our customers in the following matter that we may have an obligation to indemnify them in respect of the products we supply to them:

In June 2019, Sisvel International S.A. and 3G Licensing S.A. (together, “Sisvel”), filed patent infringement lawsuits in the United States District Court for the District of Delaware against one or more of our customers alleging patent infringement with respect to a portfolio of 12 patents purportedly owned by Sisvel and obtained from Nokia Corporation (5 patents) and Blackberry, Ltd. (7 patents), that Sisvel alleges relate to technology for cellular communications networks including, but not limited to 2G, 3G and 4G/LTE.  The allegations have been made in relation to certain of our customer’s products, which may include products which utilize modules sold to them by us.  The lawsuits are in the initial pleadings stage.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

FINANCIAL RISK MANAGEMENT
Financial instruments consist primarily of cash and cash equivalents, accounts receivable, derivatives such as foreign currency forward and option contracts, accounts payable and accrued liabilities.
We have exposure to the following business risks:
We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.
We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.
Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.
Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.
To manage our foreign currency risks, we enter into foreign currency forward contracts and options contracts to reduce our exposure to future foreign exchange fluctuations. Foreign currency forward and options contracts are recorded in Accounts receivable or Account payable and accrued liabilities. As of September 30, 2019, we had foreign currency forward contracts totaling $21.6 million Canadian dollars with an average forward rate of 1.3354, maturing between October 2019 to June 2020. As at September 30, 2019, we did not have foreign currency options contracts outstanding.
We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility. Accordingly, our future results could be materially affected by changes in these or other factors.
RISKS AND UNCERTAINTIES
Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.
Competition from new or established IoT, cloud services and wireless services companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The market for IoT products and services is highly competitive and rapidly evolving. We have experienced and expect to continue to experience the impact of intense competition on our business, including:

•	competition from more established and larger companies with strong brands and greater financial, technical and marketing resources or companies with different business models;

•	business combinations or strategic alliances by our competitors which could weaken our competitive position;

•	introduction of new products or services by us that put us in direct competition with major new competitors;

•	existing or future competitors who may be able to respond more quickly to technological developments and changes and introduce new products or services before we do; and

•
competitors who may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better-quality features or more efficient sales channels.

If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products and services, resulting in reduced revenue and reduced gross margins. In addition, new market entrants or alliances between customers and suppliers could emerge to disrupt the markets in which we operate through disintermediation of our modules business or other means. There can be no assurance that we will be able to compete successfully and withstand competitive pressures.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products and services to OEMs, enterprises, government agencies, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, government agencies, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinue their relationship with us, reduce or postpone current or expected purchase orders for products, reduce or postpone initiation or usage of our services or suffer from business loss, our revenues and profitability could decline materially.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline materially.

Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	price and product competition which may result in lower selling prices for some of our products and services or lost market share;

•	price and demand pressure on our products and services from our customers as they experience pressure in their businesses;

•	demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products, services and software;

•
development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	transition periods associated with the migration to new technologies;

•	potential commoditization and saturation in certain markets;

•	our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	product mix of our sales (our products have different gross margins - for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line);

•	possible delays or shortages in component supplies;

•	possible delays in the manufacturing or shipment of current or new products and the introduction of new services;

•	possible product or service quality or factory yield issues that may increase our cost of sales;

•	concentration in our customer base;

•	seasonality in demand;

•	amount of inventory held by our channel partners;

•	possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of sales and operating expenses;

•	impairment of our goodwill or intangible assets which may result in a significant charge to earnings in the period in which an impairment is determined;

•	achievement of milestones related to our professional services contracts; and

•	operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above, or others, could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, failure to meet any guidance provided by us or any change in guidance provided by us, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares. Over the past several years, following volatility in the market price of a company's securities, class action litigation has often been commenced against the affected company. Any litigation of this type brought against us could result in substantial costs which could materially and adversely affect our business, financial position, results of operation or cash flows.

Our business transformation initiatives may result in disruptions to our business or may not achieve the anticipated benefits.
The Company is currently undertaking steps to transform the business in order to provide better alignment with our Device-to-Cloud strategy and drive greater automation and efficiency. Key initiatives include implementing a new go-to-market operating model, introduction of integrated online customer experience, consolidation of engineering sites, outsourcing of a select group of general and administration activities, optimization of terms with our third party manufacturers and re-organizing the product team to combine responsibilities for both devices and services. These changes will involve departure of skilled personnel, employees changing roles, adding new talent, realignment of teams, on-boarding of new partners, additional costs and working capital investments. Successfully executing these changes will be a significant factor in enabling future revenue growth.

The anticipated benefits of these transformations may not be obtained if circumstances prevent us from taking advantage of the strategic and business opportunities that we expect they may afford us. As the transformation proceeds, there will be impact on costs and liquidity. Further, there could be a higher rate of organizational and business process change and our operations may not be able to recalibrate business processes in a timely and efficient manner thereby impacting the effectiveness of certain business processes, our ability to design, develop and commercially launch new products and services in a timely manner, and the delivery of our products and services to our customers. Our employees may not fully understand the plans to change the business and therefore staff morale and engagement may deteriorate as we implement the changes to our organization.

We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products or services in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change, including evolving industry standards, frequent new product inventions, constant improvements in performance characteristics and short product life cycles. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products and services that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products and services depends on a number of factors including, but not limited to, the following:

•	our ability to design and manufacture products or implement solutions and services at an acceptable cost and quality;

•	our ability to attract and retain skilled technical employees;

•	the availability of critical components from third parties;

•	our ability to successfully complete the development of products in a timely manner; and

•	the ability of third parties to complete and deliver on outsourced product development engagements.

A failure by us, or our suppliers, in any of these areas or a failure of new products or services to obtain commercial acceptance, could mean we generate less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products and services to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new standards through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.

Our products are comprised of hardware and software that is technologically complex, and we are reliant on third parties to provide important components for our products. It is possible that our products and IoT services may contain undetected errors, defects or cyber-security vulnerabilities. In addition, certain components in our products provided by a third party supplier may have been affected by a Global Positioning System ("GPS") week number rollover event which occurred on November 3, 2019. If our customers have not deployed the supplier-

provided software update or an alternate remedy prior to the GSP week number rollover event, or such update or remedy is not effective to address the rollover; then, the customer’s application may not function correctly to the extent it is reliant on the GPS time, date or location data generated from such component. As a result, our products or IoT services may be rejected by our customers or may not operate as intended, our services may be unavailable to our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.

In addition, our IoT services, including information systems and telecommunications infrastructure, could be disrupted by technological failures or cyber-attacks which could result in the inability of our customers to receive our services for an indeterminate period of time. Third parties seeking unauthorized access to our products may attempt to take advantage of the fact that we do not have a direct relationship with, and therefore may not know the identity of certain end users of our products, and these end users may not upgrade their software, apply security patches or otherwise monitor steps we take to address any cyber-security vulnerabilities. Any disruption to our services, such as failure of our network operations centers to function as required, or extended periods of reduced levels of service could cause us to lose customers or revenue, result in delays or cancellations of future implementations of our products and services, result in failure to attract customers, require customer service or repair work that would involve substantial costs, result in loss of customer data, result in litigation, payment of monetary damages under contractual provisions and distract management from operating our business.

Continued difficult or uncertain global economic conditions could adversely affect our operating results and financial condition.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, credit tightening by lenders, increased market volatility, fluctuations in foreign exchange rates and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties may result in difficulties in estimating future revenue and expenses.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the skills and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, operations and profitability.
We do not have fixed-term employment agreements with our key personnel. As well, from time to time we may undertake transitions in our executive leadership. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

Cyber-attacks or other breaches of information technology security could have an adverse impact on our business.

We rely on certain internal processes, infrastructure and information technology systems, including infrastructure and systems operated by third parties to efficiently operate our business in a secure manner. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. Our IoT services depend on very high levels of network reliability and availability in order to provide our customers with the ability to continuously monitor and receive data from their devices.
Cyber-attacks or other breaches of network or IT systems security may cause disruptions to our operations including the ability to provide connectivity, device management and other cloud-based services to our customers. Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or our customers' data, or by third parties seeking to exploit our technology and devices to conduct denial of service attacks. The prevalence and sophistication of these types of threats are increasing and our frequently evolving security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information. The theft, unauthorized use or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives and/or otherwise adversely affect our business. Our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, their products or otherwise. To the extent that any security breach results in inappropriate disclosure of our customers' confidential information or disruption of service to our customers, we may incur liability, be subject to legal action and suffer damage to our reputation. Our insurance may not be adequate to fully reimburse us for these costs and losses.
The transmission, use and disclosure of user data and personal information could give rise to liabilities or additional costs as a result of laws, governmental regulations and mobile network operator and other customer requirements or differing views of personal privacy rights.
Our products and services are used to transmit a large volume of data and potentially including personal information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world that is intended to protect the privacy and security of personal information, as well as the collection, storage, transmission, use and disclosure of such information.
The interpretation of privacy and data protection laws in a number of jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. In addition, because our products and services are sold and used worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees, or infrastructure.
We could be adversely affected if legislation or regulations are expanded to require changes in our products, services or business practices, if governmental authorities in the jurisdictions in which we do business interpret or implement their legislation or regulations in ways that negatively affect our business or if end users allege that their personal information was misappropriated because of a defect or vulnerability in our products or services. If we are required to allocate significant resources to modify our products, services or our existing security procedures for the personal information that our products and services transmit, our business, results of operations and financial condition may be adversely affected. The European Union General Data Protection Regulation ("GDPR"), which is designed to harmonize data privacy laws across Europe, became effective on May 25, 2018. We have made and continue to make improvements to our systems and processes to ensure that we are compliant with the GDPR. The development and maintenance of these measures combined with ongoing monitoring of changes may result in increased costs and may impact our ability to sell our products and services.

Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

The growth of our company through the successful acquisition and integration of complementary businesses is an important component of our business strategy. We continue to evaluate opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including, but not limited to, the following:

•
exposure to unknown liabilities or risks of acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of the acquired company and deficiencies in internal controls over financial reporting of the acquired company;

•	higher than anticipated acquisition and integration costs and expenses;

•	the difficulty and expense of integrating the operations and personnel of the acquired companies;

•	use of cash to support the operations of an acquired business;

•	increased foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	the inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	the potential loss of key employees and customers;

•
decrease in our share price if the market perceives that an acquisition does not fit our strategy, the price paid is excessive in light of other similar transactions or that the terms of the acquisition are not favorable to our earnings growth;

•	failure to anticipate or adequately address regulatory requirements that may need to be satisfied as part of a business acquisition or disposition;

•	litigation and settlement costs if shareholders bring lawsuits triggered by acquisition or divestiture activities;

•	decrease in our share price, if, as a result of our acquisition strategy or growth, we decide to raise additional capital through an offering of securities; and

•	dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances and cultural differences may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

As business circumstances dictate, we may also decide to divest assets, technologies or businesses. In a divestiture, we may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; claims or litigation from the counterparties; adverse effects on existing business relationships with suppliers and customers and employee issues. These risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses, if realized, could reduce shareholder value.

In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities, including regulatory review, of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing.

Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.

We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and may be required to license additional technology, intellectual property and software in the future. In some cases, these licenses provide us with certain pass-through rights for the use of other third-party intellectual property, which pass-through rights may be unilaterally adjusted, limited or removed under the terms of such licenses. Some licensors have instituted policies limiting the products they will cover under their licenses to end products only, which limits our ability to obtain new licenses from such licensors, where required, for our wireless embedded module products. There is no assurance that we will be able to maintain our third-party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.

In the past we have received, and in the future, we are likely to continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our operating results and financial condition.

Activity in the wireless communications area by third parties, particularly those with tenuous claims, is prevalent. In the past, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. Infringement of intellectual property can be difficult to verify and litigation may be necessary to establish if we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may choose to pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	we may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	we may be prohibited from further use of intellectual property because of an injunction and may be required to cease selling our products that are subject to the claim;

•
we may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms; in addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•
we may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales; in addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	management attention and resources may be diverted;

•	our relationships with customers may be adversely affected; and

•	we may be required to indemnify our customers for certain costs and damages they incur in respect of such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in respect of such a claim and if we are unable to either obtain a license from the third party on commercially reasonable terms or develop a non-infringing alternative, we may have to cease the sale of certain products and restructure our business and, as a result, our operating results and financial condition may be materially adversely affected.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

•	non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	undetected misappropriation of our intellectual property;

•	the substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted to defend our rights, which could disrupt our operations.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand, the delivery of our products to our customers may be interrupted.

From time to time, certain components used in our products have been, and may continue to be, in short supply. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our products are comprised of components, some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. Our single source suppliers may experience damage or interruption in their operations due to unforeseen events, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products to our customers. If such shortages occur, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, our revenue and margins could decrease.

We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Third party manufacturers, or other third parties to which such third-party manufacturers in turn outsource our manufacturing requirements, may not be able to satisfy our manufacturing requirements on a timely basis, including by failing to meet scheduled production and delivery deadlines or to meet our product quality requirements or the product quality requirements of our customers. Insufficient supply or an interruption or stoppage of supply from such third-party manufacturers or our inability to obtain additional or substitute manufacturers when and if needed, and on a cost-effective basis, could have a material adverse effect on our business, results of operations and financial condition. Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

•	potential business interruption due to unexpected events such as natural disasters, labor unrest, cyber-attacks, technological issues or geopolitical events;

•	the absence of guaranteed or adequate manufacturing capacity;

•
potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	the inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In these situations, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase the required components to complete such build instruction), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We have been subject to certain class action lawsuits and may in the future be subject to class action or derivative action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we may be subject to class actions, derivative actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and will distract us from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our reputation, operating results, liquidity or financial position. Furthermore, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by our insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.
We depend on mobile network operators to promote and offer acceptable wireless data services.

Our products and our wireless connectivity services can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by mobile network operators of next generation wireless data networks and appropriate pricing of wireless data services. We also depend on successful strategic relationships with our mobile network operator partners and our operating results and financial condition could be harmed if they increase the price of their services or experience operational issues with their networks. In certain cases, our mobile network operator partners may also offer services that compete with our IoT services business.

Contractual disputes could have a material adverse effect on our business.

Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.

Government regulations could result in increased costs and inability to sell our products and services.

Our products and services are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change, or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future. If we fail to comply with the applicable regulatory requirements, we may be subject to regulatory and civil liability, additional costs (including fines), reputational harm, and in severe cases, we may be prevented from selling our products in certain jurisdictions.
Environmental regulations or changes in the supply, demand or available sources of energy or other natural resources may affect the availability or cost of goods and services, including natural resources, necessary to manufacture our products and run our business.

We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, since 2013 we have been required to conduct certain country of origin and due diligence procedures to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of our products. Also, since our supply chain is complex, we may be unable to sufficiently verify the origins for all metals used in our products through our supplier due diligence procedures. As governments change in any of the markets in which we operate, there could be further uncertainties with respect to certain of our regulatory obligations in the near term, including with respect to fiscal and trade-related matters.

We are subject to risks inherent in foreign operations.
Sales outside North America represented approximately 57% and 60% of our revenues in the three and nine months ended September 30, 2019, compared to 60% and 61%, respectively, in the same periods in 2018. We maintain offices in a number of foreign jurisdictions. We have limited experience conducting business in some of the jurisdictions outside North America and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We are subject to a number of risks associated with our international business operations that may increase liabilities, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada and other countries that apply to our international operations, including import and export legislation, lawful access and privacy laws;

•
compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act of the United States, the Corruption of Foreign Public Officials Act of Canada and the UK Bribery Act;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expense of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements, including requirements relating to content filtering and requests from law enforcement authorities;

•	trading and investment policies;

•	consumer protection laws that impose additional obligations on us or restrict our ability to provide limited warranty protection;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	emerging protectionist trends in certain countries leading to new or higher tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	potential adverse tax consequences, including changes in tax policies in various jurisdictions that may render our tax planning strategy less effective than planned;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures implemented by us to address or mitigate these risks will be successful, that our personnel will comply with them, that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

Increases in tariffs or other trade restrictions may have an adverse impact on our business.
The United States and other countries have recently levied tariffs and taxes on certain goods manufactured in China and other jurisdictions. General trade tensions between the U.S. and China have been escalating in 2018 and throughout 2019. Certain of our components that we source from suppliers in China and import into the U.S. are included in the announced and implemented tariffs. At this point, we do not expect these tariffs to have a material impact on our business or results of operations. However, our business may be impacted by retaliatory trade measures taken by China or other countries in response to existing or future tariffs. If the U.S. were to impose additional tariffs on components that we or our suppliers source from China, our costs of such components would increase and our gross margins may decrease. We may also incur additional operating costs from our efforts to mitigate the impact of tariffs on our customers and our operations.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenue (note 5)
IoT Solutions	$93,439	$95,487	$286,871	$278,209
Embedded Broadband	80,586	107,939	252,341	313,998
	174,025	203,426	539,212	592,207
Cost of sales
IoT Solutions	58,236	59,428	180,378	175,258
Embedded Broadband	60,746	76,731	190,212	218,273
	118,982	136,159	370,590	393,531
Gross margin	55,043	67,267	168,622	198,676
Expenses
Sales and marketing	23,523	21,743	69,784	66,234
Research and development	20,550	22,621	65,458	71,477
Administration	11,937	14,998	37,227	47,066
Restructuring (note 6)	6,274	227	25,851	4,770
Acquisition-related and integration	291	570	700	3,349
Amortization	5,027	6,255	15,238	19,858
	67,602	66,414	214,258	212,754
Earnings (loss) from operations	(12,559)	853	(45,636)	(14,078)
Foreign exchange loss	(2,964)	(159)	(2,962)	(3,092)
Other (expense) income	(121)	7	(192)	70
Earnings (loss) before income taxes	(15,644)	701	(48,790)	(17,100)
Income tax expense (note 7)	4,577	1,738	10,830	3,684
Net loss	$(20,221)	$(1,037)	$(59,620)	$(20,784)
Other comprehensive gain (loss):
Foreign currency translation adjustments, net of taxes of $nil	(3,727)	322	(7,247)	(6,919)
Comprehensive loss	$(23,948)	$(715)	$(66,867)	$(27,703)

Net loss per share (in dollars) (note 9)
Basic	$(0.56)	$(0.03)	$(1.65)	$(0.58)
Diluted	(0.56)	(0.03)	(1.65)	(0.58)
Weighted average number of shares outstanding (in thousands) (note 9)
Basic	36,179	36,085	36,147	36,007
Diluted	36,179	36,085	36,147	36,007
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	September 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$86,900	$89,076
Restricted cash	221	221
Accounts receivable, net of allowance for doubtful accounts of $3,561 (December 31, 2018 - $2,968) (note 17d)	130,349	171,725
Inventories (note 10)	60,230	50,779
Prepaids and other (note 11)	18,160	11,703
	295,860	323,504
Property and equipment, net	38,887	39,842
Operating lease right-of-use assets (note 12)	24,091	—
Intangible assets, net	72,493	84,890
Goodwill	203,806	211,074
Deferred income taxes	2,901	11,751
Other assets	13,536	12,855
	$651,574	$683,916
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 13)	$186,020	$184,220
Deferred revenue	9,433	6,213
	195,453	190,433
Long-term obligations (note 14)	42,587	43,250
Operating lease liabilities (note 12)	20,444	—
Deferred income taxes	5,552	6,103
	264,036	239,786
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 36,197,137 shares (December 31, 2018 - 36,067,415 shares)	434,925	432,552
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 9,612 shares (December 31, 2018 – 119,584 shares)	(114)	(1,965)
Additional paid-in capital	37,035	30,984
Retained deficit	(67,915)	(8,295)
Accumulated other comprehensive loss (note 15)	(16,393)	(9,146)
	387,538	444,130
	$651,574	$683,916
Commitments and contingencies (note 18)
Subsequent event (note 19)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Three and nine months ended September 30, 2019
	Common Stock		Treasury Stock
	# of shares	$	# of shares	$		Additional paid-in capital	Retained deficit	Accumulated other comprehensive loss	Total
Balance as at December 31, 2018	36,067,415	$432,552	119,584	$(1,965)		$30,984	$(8,295)	$(9,146)	$444,130

Stock option exercises (note 8)	9,045	136	—	—		(42)	—	—	94
Stock-based compensation (note 8)	—	—	—	—		3,158	—	—	3,158
Distribution of vested RSUs	73,839	1,366	(112,612)	1,847	1,847	(3,883)	—	—	(670)
Net loss	—	—	—	—		—	(11,223)	—	(11,223)
Foreign currency translation adjustments, net of tax	—	—	—	—		—	—	(3,615)	(3,615)
Balance as at March 31, 2019	36,150,299	$434,054	6,972	$(118)		$30,217	$(19,518)	$(12,761)	$431,874

Stock option exercises (note 8)	6,971	102	—	—		(29)	—	—	73
Stock-based compensation (note 8)	—	—	—	—		4,102	—	—	4,102
Purchase of treasury shares for RSU distribution	—	—	20,000	(267)		—	—	—	(267)
Distribution of vested RSUs	7,826	160	(9,080)	156		(391)	—	—	(75)
Net loss	—	—	—	—		—	(28,176)	—	(28,176)
Foreign currency translation adjustments, net of tax	—	—	—	—		—	—	95	95
Balance as at June 30, 2019	36,165,096	$434,316	17,892	$(229)		$33,899	$(47,694)	$(12,666)	$407,626

Stock option exercises (note 8)	15,353	224	—	—		(64)	—	—	160
Stock-based compensation (note 8)	—	—	—	—		3,869	—	—	3,869
Purchase of treasury shares for RSU distribution	—	—	5,400	(59)		—	—	—	(59)
Distribution of vested RSUs	16,688	385	(13,680)	174		(669)	—	—	(110)
Net loss	—	—	—	—		—	(20,221)	—	(20,221)
Foreign currency translation adjustments, net of tax	—	—	—	—		—	—	(3,727)	(3,727)
Balance as at September 30, 2019	36,197,137	$434,925	9,612	$(114)		$37,035	$(67,915)	$(16,393)	$387,538
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Three and nine months ended September 30, 2018
	Common Stock		Treasury Stock
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive loss	Total
Balance as at December 31, 2017 As adjusted	35,861,510	$427,748	222,639	$(3,216)	$27,962	$17,502	$(2,476)	$467,520

Stock option exercises	61,395	938	—	—	(266)	—	—	672
Stock-based compensation	—	—	—	—	2,814	—	—	2,814
Distribution of vested RSUs	56,163	1,404	(150,288)	2,162	(4,231)	—	—	(665)
Net loss	—	—	—	—	—	(8,363)	—	(8,363)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(767)	(767)
Balance as at March 31, 2018	35,979,068	$430,090	72,351	$(1,054)	$26,279	$9,139	$(3,243)	$461,211

Stock option exercises	55,055	805	—	—	(199)	—	—	606
Stock-based compensation	—	—	—	—	4,237	—	—	4,237
Distribution of vested RSUs	60,504	1,098	(35,926)	517	(2,404)	—	—	(789)
Net loss	—	—	—	—	—	(11,384)	—	(11,384)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(6,474)	(6,474)
Balance as at June 30, 2018	36,094,627	$431,993	36,425	$(537)	$27,913	$(2,245)	$(9,717)	$447,407

Common share cancellation	(161,500)	(1,933)	—	—	—	(1,187)	—	(3,120)
Stock option exercises	95,667	1,737	—	—	(480)	—	—	1,257
Stock-based compensation	—	—	—	—	3,266	—	—	3,266
Purchase of treasury shares for RSU distribution	—	—	55,000	(1,085)	—	—	—	(1,085)
Distribution of vested RSUs	19,139	414	(49,359)	868	(1,616)	—	—	(334)
Net loss	—	—	—	—	—	(1,037)	—	(1,037)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	322	322
Balance as at September 30, 2018	36,047,933	$432,211	42,066	$(754)	$29,083	$(4,469)	$(9,395)	$446,676
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Cash flows provided by (used in):
Operating activities
Net loss	$(20,221)	$(1,037)	$(59,620)	$(20,784)
Items not requiring (providing) cash
Amortization	8,115	9,483	24,604	29,842
Stock-based compensation (note 8)	3,869	3,266	11,129	10,317
Deferred income taxes	3,766	1,378	8,804	2,460
Unrealized foreign exchange loss	4,056	653	2,080	4,978
Other	62	(348)	648	221
Changes in non-cash working capital
Accounts receivable	19,811	(5,070)	37,809	(6,762)
Inventories	(4,357)	2,114	(9,976)	1,325
Prepaids and other	(1,982)	1,396	(7,500)	(4,322)
Accounts payable and accrued liabilities	(7,102)	(9,401)	497	9,025
Deferred revenue	1,961	193	4,679	(1,496)
Cash flows provided by operating activities	7,978	2,627	13,154	24,804
Investing activities
Additions to property and equipment	(3,672)	(4,789)	(11,803)	(13,788)
Additions to intangible assets	(1,585)	(307)	(2,978)	(1,793)
Proceeds from sale of property and equipment	3	14	87	76
Proceeds from sale of iTank business (note 4)	—	—	500	—
Cash flows used in investing activities	(5,254)	(5,082)	(14,194)	(15,505)
Financing activities
Issuance of common shares	160	1,257	327	2,535
Repurchase of common shares for cancellation	—	(3,120)	—	(3,120)
Purchase of treasury shares for RSU distribution	(59)	(1,085)	(326)	(1,085)
Taxes paid related to net settlement of equity awards	(110)	(334)	(855)	(1,788)
Payment for contingent consideration	—	—	—	(130)
Decrease in other long-term obligations	(191)	(68)	(405)	(511)
Cash flows used in financing activities	(200)	(3,350)	(1,259)	(4,099)
Effect of foreign exchange rate changes on cash and cash equivalents	(393)	(146)	123	(2,743)
Cash, cash equivalents and restricted cash, increase (decrease) in the period	2,131	(5,951)	(2,176)	2,457
Cash, cash equivalents and restricted cash, beginning of period	84,990	73,632	89,297	65,224
Cash, cash equivalents and restricted cash, end of period	$87,121	$67,681	$87,121	$67,681
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

1.	BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2018 audited annual consolidated financial statements except as indicated in note 2 and note 3. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2018 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

The unaudited interim consolidated financial statements include the accounts of Sierra Wireless, Inc. and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control. All intercompany transactions and balances have been eliminated on consolidation. In these notes to the unaudited interim consolidated financial statements, unless the context otherwise requires, references to the "Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

In these unaudited interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.

2.	ACCOUNTING STANDARDS
Recently implemented accounting standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, Topic 842).  This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements.  The standard is effective for fiscal years beginning after December 15, 2018.  We adopted the standard effective January 1, 2019, applying the optional transition method permitted under ASU 2018-11, which relieves entities from restating comparative financial statements, allowing entities to apply and adopt the new lease standard as at the effective date, rather than as of the first date of the earliest period presented.  We elected the package of practical expedients provided under the guidance, which applies to expired or existing leases and allows the Company not to reassess whether a contract contains a lease, the lease classification, and any initial direct costs incurred.  We also elected the practical expedient to expense short term leases (12 months or less) on a straight-line basis over the lease term, and to not separate the lease and non-lease components for all of our leases. Refer to Note 12 Leases.

Upon adoption of Topic 842 effective January 1, 2019, we recognized operating lease liabilities of $31.5 million and corresponding right-of-use assets of $27.0 million. The $4.5 million difference between operating lease liabilities and right-of-use assets recognized is due to deferred rent and exit cost accruals recorded under prior lease accounting standards. Topic 842 requires such balances to be reclassified against right-of-use assets at transition. In future periods such balances will not be presented separately. Our accounting for finance leases remains substantially unchanged.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Changes in future accounting standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). This update will replace the incurred loss impairment methodology for credit losses on financial instruments with a methodology that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The Company will adopt the new standard in its first quarter of 2020. We are currently assessing the impact of the new standard on our financial statements.
In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This new guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will perform goodwill impairment tests by comparing fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard is effective after December 15, 2019. The Company will adopt this standard in the first quarter of 2020. After the adoption of this standard, which will be applied prospectively, we will follow a one-step model for goodwill impairment. We do not anticipate this pronouncement to have a significant impact on our consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES
Leases

At inception of a contract, we apply judgment in assessing whether a contract is or contains a lease. This assessment involves determining whether we have control over the identified asset for a period of time in exchange for consideration. Operating leases are included in Operating lease right-of-use assets, Accounts payable and accrued liabilities, and Operating lease liabilities in our consolidated balance sheets. Finance leases are included in Property and equipment, Accounts payable and accrued liabilities, and Long-term obligations in our consolidated balance sheets.
Right-of-use assets represent our right to use an underlying asset for the lease term. Lease liabilities represent our obligation to make lease payments arising from the lease. We recognize operating lease right-of-use assets and liabilities at commencement date based on the present value of lease payments over the lease term. We use the incremental borrowing rate as the discount rate for leases as the rates implicit in our leases are not readily determinable. Our incremental borrowing rate is estimated to approximate the interest on a collateralized basis with similar terms and payments and in economic environments where the leased asset is located. The operating lease right-of-use asset also includes any prepaid lease payments, initial direct costs and lease incentives. Our lease terms include non-cancelable periods and include options to renew the lease when it is reasonably certain that we will exercise that option.

Operating lease cost for lease payments is recognized on a straight-line basis over the term of the lease. Our lease agreements have lease and non-lease components, which we have elected to account for as a single lease cost.

We have elected not to record right-of-use assets and lease liabilities for short-term leases with a term of 12 months or less and recognize these short term leases to profit or loss on a straight-line basis over the lease term.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Contract Balances

Receivables - We recognize a right to consideration as a receivable when only the passage of time is required before payment of that consideration is due.
Contract Assets - We recognize a right to consideration in exchange for goods or service that we have transferred to a customer as contract assets. Contract assets are comprised mainly of accrued revenue related to monthly Internet of Things ("IoT") service subscriptions, which may include connectivity, cloud applications, and managed services. Contract assets are included in Accounts receivable in our consolidated balance sheets.
Deferred Revenue - We recognize an obligation to transfer goods or services to a customer for which we have received consideration from the customer as deferred revenue. Deferred revenue consists of advance payments and billings in excess of revenue recognized, which includes support, extended warranty, cloud application services, and activation fees.
Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days.
The following table provides the changes in contract balances:

	September 30, 2019	December 31, 2018	Change

Contract assets	$1,539	$1,953	$(414)
Deferred revenue - current	9,433	6,213	3,220
Deferred revenue - noncurrent	7,728	6,317	1,411

During the three and nine months ended September 30, 2019, $1,396 and $5,759 of deferred revenue was recognized in revenue that was included in the contract liability balance as at December 31, 2018 (three and nine months ended September 30, 2018 - $1,321 and $5,962).

Comparative figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

4.	DISPOSAL OF REMOTE TANK MONITORING BUSINESS
On December 31, 2018, we completed the sale of substantially all of the assets and liabilities of our remote tank monitoring business ("iTank") for total proceeds of $6.0 million, as it was not deemed to be either a core business or part of our strategic focus.  The Company received $5.0 million in cash consideration at closing with the remaining $1.0 million held in escrow.  The amount in escrow was to be held up to 12 months with $0.8 million contingent on meeting certain milestone events and the remaining $0.2 million to secure the purchaser's rights of indemnification under the asset sale agreement. Prior to the disposal, iTank was part of our IoT Solutions reporting segment.
During the three and nine months ended September 30, 2019, we received $nil and $0.5 million of escrow payments, respectively. As at September 30, 2019, $0.5 million continues to be held in escrow, however, the release of this amount is under dispute with the purchaser.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

5.	SEGMENTED INFORMATION
Our segments have changed from those reported at December 31, 2018 when we previously reported three segments. We implemented a new organizational structure during the first quarter of 2019 to clearly delineate our Device-to-Cloud IoT solutions activities and now have two reportable segments effective the first quarter of 2019. We have reclassified our comparative information.
IoT Solutions
Our IoT Solutions segment is focused on integrated end-to-end IoT solutions that include recurring connectivity services, cloud platform, software and devices (cellular modules or cellular gateways) targeted primarily at enterprises and Original Equipment Manufacturers ("OEMs") in the IoT space. In this segment, we have the opportunity to provide connectivity services and solutions to the customer along with our cloud platform, devices and management tools.
Embedded Broadband
Our Embedded Broadband segment is comprised of our high-speed cellular embedded modules that are typically used in non-industrial applications, namely Automobile, Mobile Computing and Enterprise Networking markets. The products in this segment are typically high-speed fourth generation ("4G") Long- Term Evolution ("LTE") and LTE-Advanced cellular modules. In this segment, we do not have the opportunity to provide connectivity services or fully-integrated IoT solutions to the OEM customer. Our Embedded Broadband business is expected to transition over time from 4G LTE to fifth generation ("5G") technology.
As our chief operating decision maker does not evaluate the performance of our operating segments based on segment assets, management does not classify asset information on a segmented basis.

We disaggregate our revenue from contracts with customers into reportable segments, type and geographical region.

REVENUE BY TYPE

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenue
Product	$149,396	$179,390	$466,624	$521,127
Subscription, support and other services	24,629	24,036	72,588	71,080
	$174,025	$203,426	$539,212	$592,207

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

REVENUE BY GEOGRAPHICAL REGION

	IoT Solutions	Embedded Broadband	Total

Three months ended September 30, 2019
Americas	$59,717	$17,776	$77,493
Europe, Middle East and Africa	17,459	16,751	34,210
Asia-Pacific	16,263	46,059	62,322
	$93,439	$80,586	$174,025

Three months ended September 30, 2018
Americas	$53,227	$28,599	$81,826
Europe, Middle East and Africa	17,793	22,322	40,115
Asia-Pacific	24,467	57,018	81,485
	$95,487	$107,939	$203,426

	IoT Solutions	Embedded Broadband	Total

Nine months ended September 30, 2019
Americas	$177,956	$52,192	$230,148
Europe, Middle East and Africa	52,658	55,283	107,941
Asia-Pacific	56,257	144,866	201,123
	$286,871	$252,341	$539,212

Nine months ended September 30, 2018
Americas	$153,159	$76,238	$229,397
Europe, Middle East and Africa	60,074	65,475	125,549
Asia-Pacific	64,976	172,285	237,261
	$278,209	$313,998	$592,207
We sell certain products through resellers, original equipment manufacturers and wireless service providers who sell these products to end-users. We did not have any customers during the three and nine months ended September 30, 2019 or 2018 that accounted for more than 10% of our revenue.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

6.	RESTRUCTURING
April 2019
On April 30, 2019, we announced two initiatives related to the acceleration of our transformation to a Device-to-Cloud IoT solutions company:
1) Consolidation of engineering resources and the transfer of certain functions to lower cost locations resulting in a significant reduction in our engineering team in Issy-Les-Moulineaux, outside of Paris, France. Following a detailed process, the majority of employees impacted by this program have been notified and we expect the program to be largely complete by the end of 2019. Our sales and customer support capability in Issy-Les-Moulineaux will remain unchanged and our teams in Toulouse and Sophia Antipolis will continue to provide key technical capability for our cloud and services offerings; and
2) Outsourcing of a select group of general and administrative transaction-based activities to a global outsourcing partner. Transition activities commenced in the third quarter of 2019 and we expect the activities to be fully transitioned by the end of 2019.
These two initiatives have impacted approximately 128 positions of which 97 positions were in France. During the three months ended September 30, 2019, we recorded $2.7 million in severance and $3.6 million in transitional costs related to these two initiatives (nine months ended September 30, 2019 - $17.7 million in severance and $6.6 million in transitional costs). The outstanding liability of $13.5 million as at September 30, 2019 relating to these initiatives is included in Accounts payable and accrued liabilities and is expected to be paid by the end of January 2020.
November 2018
In 2019, we continued with certain organizational structure changes within various locations and functions of the Company that we initiated during November 2018, including the realignment of our sales resources into a single sales organization to enable a unified approach to sales. This resulted in $nil and $1.5 million in severance and other related costs during the three and nine months ended September 30, 2019, respectively.  As at September 30, 2019, we have substantially completed this initiative and incurred total cost of $3.7 million. The outstanding liability of $0.2 million as at September 30, 2019 is included in Accounts payable and accrued liabilities and is expected to be paid by the end of December 2019.
March 2018
In the first quarter of 2018, we commenced various initiatives focused on capturing synergies related to the integration of Numerex Corp. into the existing operations and efficiency gains in other areas of the business. During the three and nine months ended September 30, 2019, we recorded $nil and $0.1 million, respectively, in severance and other related costs associated with this initiative (three and nine months ended September 30, 2018 - $0.2 million and $4.8 million, respectively). As at September 30, 2019, we have incurred total costs of $5.0 million related to this initiative and do not expect to incur any additional costs. As at September 30, 2019, there was no liability outstanding related to this initiative.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The following table provides the activity in the restructuring liability:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Balance, beginning of period	$17,508	$1,067	$2,486	$540
Expensed in period	6,274	227	25,851	4,770
Disbursements	(9,416)	(331)	(14,136)	(4,291)
Foreign exchange	(670)	3	(505)	(53)
	$13,696	$966	$13,696	$966

Classification:
Accounts payable and accrued liabilities	13,696	966	13,696	966
	$13,696	$966	$13,696	$966

By restructuring initiative:
February 2017	$—	$75	$—	$75
March 2018	—	891	—	891
November 2018	195	—	195	—
April 2019	13,501	—	13,501	—
	$13,696	$966	$13,696	$966

7.	INCOME TAXES
Income tax expense of $4,577 and $10,830 for the three and nine months ended September 30, 2019 included deferred income tax expense of $3,752 and $8,706, respectively, due to changes in the realizability of our deferred tax assets.

8.	STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Cost of sales	$44	$57	$147	$433
Sales and marketing	1,220	713	3,376	2,085
Research and development	794	603	2,439	1,703
Administration	1,811	1,893	5,167	6,096
	$3,869	$3,266	$11,129	$10,317

Stock option plan	$731	$751	$2,188	$2,624
Restricted stock plan	3,138	2,515	8,941	7,693
	$3,869	$3,266	$11,129	$10,317

As at September 30, 2019, the unrecognized compensation expense related to non-vested stock options and restricted share units was $5,144 and $17,476 (2018 – $6,416 and $9,629), respectively, which is

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

expected to be recognized over weighted average periods of 2.4 and 2.1 years (2018 – 2.5 and 1.7 years), respectively.

Stock option plan

The following table presents stock option activity for the period:

	Three months ended September 30,		Nine months ended September 30,
Number of Options	2019	2018	2019	2018
Outstanding, beginning of period	1,658,690	1,609,321	1,378,348	1,463,481
Granted	29,935	4,761	431,300	341,743
Exercised	(15,353)	(95,667)	(31,369)	(212,117)
Forfeited / expired	(38,336)	(124,176)	(143,343)	(198,868)
Outstanding, end of period	1,634,936	1,394,239	1,634,936	1,394,239
Exercisable, beginning of period	759,053	684,100	612,133	404,758
Exercisable, end of period	809,443	546,073	809,443	546,073

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares issuable pursuant to the Plan is the lesser of 8.1% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  In addition, the maximum number of shares issuable pursuant to the Plan, together with any shares issuable pursuant to other security-based compensation arrangements, shall not exceed 8.1% of the number of issued and outstanding common shares from time to time. Based on the number of shares outstanding as at September 30, 2019, stock options exercisable into 1,026,032 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option. The aggregate intrinsic value of stock options exercised in the three and nine months ended September 30, 2019 was $17 and $67, respectively (three and nine months ended September 30, 2018 - $538 and $1,203, respectively).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Risk-free interest rate	1.48%	2.57%	2.06%	2.22%
Annual dividends per share	Nil	Nil	Nil	Nil
Expected stock price volatility	54%	54%	54%	55%
Expected option life (in years)	4.0	4.0	4.0	4.0
Average fair value of options granted (in dollars)	$4.98	$8.66	$5.47	$7.20

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our daily stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Forfeitures are accounted for in compensation expense as they occur.

Restricted share plans

The following table summarizes the restricted share units ("RSUs") activity for the period:

	Three months ended September 30,		Nine months ended September 30,
Number of RSUs	2019	2018	2019	2018
Outstanding, beginning of period	1,897,987	886,935	1,046,275	876,741
Granted	39,573	74,045	1,159,294	518,930
Vested / settled	(40,035)	(85,598)	(296,373)	(476,187)
Forfeited	(39,186)	(1,822)	(50,857)	(45,924)
Outstanding, end of period	1,858,339	873,560	1,858,339	873,560

Outstanding – vested and not settled	146,655	126,763	146,655	126,763
Outstanding – unvested	1,711,684	746,797	1,711,684	746,797
Outstanding, end of period	1,858,339	873,560	1,858,339	873,560

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”).  The RSPs support our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of RSUs.  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs.  The form and timing of settlement is subject to local laws.

Generally, non-performance based RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant and some cliff vest in one year. RSU grants to employees who are resident in

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The maximum number of shares issuable pursuant to outstanding awards under the treasury based restricted share unit plan ("Treasury Plan") is 3.7% of the number of issued and outstanding shares and the maximum number of shares issuable pursuant to all of our security-based compensation arrangements is 8.1% of the number of issued and outstanding shares. Based on the number of shares outstanding as at September 30, 2019, 271,000 share units are available for future allocation under the Treasury Plan. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the Toronto Stock Exchange ("TSX") and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

In January 2018, the Board of Directors approved a proposal to include a performance-based component to certain grants of units under our RSPs ("PSUs"). These outstanding PSUs have a performance-based three year cliff-vesting criteria measured against a benchmark index. The fair value of the PSUs at date of grant is determined using the Monte Carlo simulation model.

In February 2019, the Board of Directors approved the issuance of PSUs that are measured against an internal performance benchmark based on achieving service revenue targets or cost savings initiatives as well as PSUs measured against a benchmark index. The fair value of the PSUs that are measured against an internal performance benchmark based on achieving service revenue targets or cost savings initiatives is the Company's stock price on the date of grant. The fair value of the PSUs that are measured against a benchmark index at date of grant is determined using the Monte Carlo simulation model. These outstanding PSUs have a performance-based three year cliff-vesting criteria measured against a benchmark index, service revenue or cost savings targets and the associated performance conditions are probable of being achieved.

The aggregate intrinsic value of RSUs that vested and settled in the three and nine months ended September 30, 2019 was $467 and $4,226, respectively (three and nine months ended September 30, 2018 – $1,669 and $8,295).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

9.	LOSS PER SHARE
The following table provides the reconciliation between basic and diluted loss per share:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Net loss	$(20,221)	$(1,037)	$(59,620)	$(20,784)

Weighted average shares used in computation of:
Basic	36,179	36,085	36,147	36,007
Diluted	36,179	36,085	36,147	36,007

Net loss per share (in dollars):
Basic	$(0.56)	$(0.03)	$(1.65)	$(0.58)
Diluted	(0.56)	(0.03)	(1.65)	(0.58)

In loss periods, potential common shares are not included in the computation of diluted net earnings (loss) per share, because to do so would be anti-dilutive.

10.	INVENTORIES
The components of inventories were as follows:

	September 30, 2019	December 31, 2018
Electronic components	$36,486	$28,849
Finished goods	23,744	21,930
	$60,230	$50,779

11.	PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	September 30, 2019	December 31, 2018
Inventory advances	$7,818	$3,851
Insurance and licenses	591	846
Deposits	2,529	2,016
Contract acquisition and fulfillment costs	1,473	880
Other	5,749	4,110
	$18,160	$11,703

In the three and nine months ended September 30, 2019, $331 and $973 of deferred contract acquisition and fulfillment costs were expensed to Sales and marketing and Cost of sales, respectively (three and nine months ended September 30, 2018 - $237 and $718, respectively).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

12.	LEASES
The components of lease expenses were as follows:

	Three months ended September 30, 2019	Nine months ended September 30, 2019

Operating lease	$2,390	$7,336
Finance lease	49	290
Short-term lease	326	1,546
Less: Sublease income	(318)	(791)
Total lease expenses	$2,447	$8,381

We have operating leases for offices, data centers and certain office equipment. Our leases have remaining lease terms of 0.5 year to 7 years. We sublease certain offices to third parties.

Supplemental Balance Sheet information related to leases was as follows:

September 30, 2019
Operating Leases
Operating lease right-of-use assets	$24,091

Accounts payable and accrued liabilities	$8,114
Operating lease liabilities	20,444
Total operating lease liabilities	$28,558

Finance Leases
Property and equipment, gross	$1,603
Accumulated depreciation	(1,350)
Property and equipment, net	$253

Accounts payable and accrued liabilities	$412
Long-term obligations	300
Total finance lease liabilities	$712

Weighted Average Remaining Lease Term
Operating leases
Finance leases	4.4
1.8
Weighted Average Discount Rate
Operating leases	2.8%
Finance leases	3.5%

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Supplemental cash flow information related to leases was as follows:

	Three months ended September 30, 2019	Nine months ended September 30, 2019

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$2,130	$6,026
Financing cash flow from finance leases	$189	$403

New operating lease assets obtained in exchange for operating lease liabilities (non-cash):
Operating leases	$—	$2,753

Maturities of lease liabilities were as follows:

	Operating Leases	Finance Leases	Total

2019	$2,134	$59	$2,193
2020	8,010	396	8,406
2021	6,759	252	7,011
2022	4,838	8	4,846
2023	3,010	8	3,018
Thereafter	5,880	3	5,883
Total lease payments	30,631	726	31,357
Less: imputed interest	(2,073)	(15)	(2,088)
Total lease liabilities	$28,558	$711	$29,269

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	September 30, 2019	December 31, 2018
Trade payables and accruals	$85,431	$95,701
Inventory commitment reserve	1,988	843
Accrued royalties	11,681	14,348
Accrued payroll and related liabilities	18,485	18,115
Professional services	3,380	6,702
Taxes payable (including sales taxes)	4,360	4,957
Product warranties (note 18 (a)(iii))	7,994	7,914
Sales credits	8,388	7,055
Restructuring liability (note 6)	13,696	2,486
Operating lease liabilities (note 12)	8,114	—
Finance lease liabilities (note 12)	412	533
Other	22,091	25,566
	$186,020	$184,220

14.	LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	September 30, 2019	December 31, 2018
Accrued royalties	$30,365	$28,181
Deferred revenue	7,728	6,317
Finance lease liabilities (note 12)	300	558
Other	4,194	8,194
	$42,587	$43,250

Remaining performance obligations
As of September 30, 2019, we had $26,300 of remaining performance obligations to be recognized (December 31, 2018 - $20,820), of which we expect to recognize approximately 14% in 2019 and 40% in 2020, and 46% in subsequent years.
We do not disclose the value of remaining performance obligations for: (i) contracts with an original expected length of one year or less, and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

15.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The changes by component in accumulated other comprehensive loss, net of taxes, were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Balance, beginning of period	$(12,666)	$(9,717)	$(9,146)	$(2,476)
Foreign currency translation adjustments	(1,429)	691	(4,634)	(5,042)
Gain (loss) on long term intercompany balances	(2,298)	(369)	(2,613)	(1,877)
Balance, end of period	$(16,393)	$(9,395)	$(16,393)	$(9,395)

16.	SHARE CAPITAL

On August 1, 2018, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, we were permitted to purchase for cancellation up to 3,580,668 of our common shares, or approximately 9.9% of the common shares outstanding as of the date of the announcement, representing 10% of the public float. The NCIB commenced on August 8, 2018 and terminated on August 7, 2019. During the three and nine months ended September 30, 2019, we did not repurchase any common shares. We repurchased and canceled a total of 161,500 common shares at an average price of 19.32 per share under the NCIB.

17.	FINANCIAL INSTRUMENTS
(a) Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

Derivatives, such as foreign currency forward and options contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in Accounts receivable or accounts payable and accrued liabilities and measured at fair value at

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).

Fair value of the foreign currency forward and options contracts are based on observable market inputs such as forward rates in active markets, which represents a Level 2 measurement within the fair value hierarchy.

As at September 30, 2019, we were committed to foreign currency forward contracts totaling $21.6 million Canadian dollars with an average forward rate of 1.3354, maturing between October 2019 to June 2020. We recorded unrealized loss of $302 and unrealized gain of $1,356, respectively, in Foreign exchange gain (loss) for those outstanding contracts in the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 - unrealized gains of $843 and $307, respectively).

As at September 30, 2019, there were no foreign currency options contracts outstanding.

(b)    Credit facilities

We have a committed $30 million senior secured revolving credit facility (the "Revolving Facility") with the Canadian Imperial Bank of Commerce ("CIBC") as sole lender and as Administrative Agent. The Revolving Facility is secured by a pledge against substantially all of our assets and includes an accordion feature, which permits the Company to increase the aggregate revolving loan commitments thereunder on an uncommitted basis subject to certain conditions.  The Revolving Facility matures on July 31, 2021 and will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility.  As at September 30, 2019, there were no borrowings under the Revolving Facility.

(c)    Letters of credit

We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank.  The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada.  As of September 30, 2019, there were two letters of credit issued against the revolving standby letter of credit facility for a total value of $0.1 million.

(d) Accounts Receivable Purchase Agreement

On June 26, 2019, the Company entered into an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC, as Purchaser, to improve its liquidity during high working capital periods. Under the RPA, the Company may offer to sell certain eligible accounts receivable (the “Receivables”) to CIBC, which may accept such offer, and purchase the offered Receivables. Under the RPA, up to $75.0 million of Receivables may be sold and remain outstanding at any time. Eligible trade receivables are sold at 100% face value less discount with a 10% limited recourse to the Company arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of CDOR (for purchased receivables in CAD) and LIBOR (for purchased receivables in USD) plus an applicable margin. After the sale, the Company does not retain any interests in the Receivables, but continues to service and collect, in an administrative capacity, the outstanding receivables on behalf of CIBC.

The Company accounts for the sold Receivables as a sale in accordance with FASB ASC 860, Transfers and Servicing. Proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one-time legal costs. The discount fees are recorded in Other expense in the Company’s

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

consolidated statements of operations. Net proceeds are classified under operating activities in the consolidated statements of cash flows.

Pursuant to the RPA, the Company sold and de-recognized $34.2 million and $50.7 million Receivables during the three and nine months ended September 30, 2019, respectively. As at September 30, 2019, $15.9 million remained outstanding to be collected from customers and remitted to CIBC. Discount fees and legal costs totaling $0.1 million and $0.3 million for the three and nine months ended September 30, 2019, respectively, are included in Other expense and Administration in the consolidated statements of operations.

18.	COMMITMENTS AND CONTINGENCIES
(a) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not in place, we have recognized our current best estimate of the obligation under accrued liabilities and long-term obligations. When agreements are finalized or the obligation becomes statute barred, the estimate will be revised accordingly.

(ii)
We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)
We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. Changes in the liability for product warranties were as follows:

	Three months ended September 30, 2019	Nine months ended September 30, 2019
Balance, beginning of period	$7,805	$7,914
Provisions	809	2,027
Expenditures	(620)	(1,947)
Balance, end of period	$7,994	$7,994

(b) Other commitments

We have purchase commitments totaling approximately $137,734 net of related electronic components inventory of $5,439 (December 31, 2018 — $147,029, net of electronic components inventory of $5,008), with certain contract manufacturers and suppliers under which we have committed to buy a minimum amount of designated products between October 2019 and December 2019.  In certain of these agreements, we are required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

We also have purchase commitments totaling approximately $7,535 (December 31, 2018 — $8,952) with certain mobile network operators, under which we have committed to buy a minimum amount of wireless data and wireless data services between October 2019 and October 2022.

During the second quarter of 2019, we entered into a purchase commitment totaling approximately $3,523 with a supplier under which we have committed to buy a minimum amount of cloud computing services between October 2019 and May 2022.

(c) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. For instance, in the case of patent litigation, there are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the manner in which the patent has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonably estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In June 2019, Inventergy LBS, LLC filed a patent infringement lawsuit in the United States District Court of the Northern District of Georgia, which lawsuit makes certain allegations concerning our Uplink GPS Asset Tracking devices. The lawsuit has been dismissed with prejudice.

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary.  The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

wireless products.  In March 2018, the Court granted our motion for judgment on the pleadings that the plaintiff’s patent is invalid. The plaintiff has appealed this invalidity ruling to the Federal Circuit, and a decision following oral argument is pending. In District Court, we are continuing to pursue our counterclaims alleging that the plaintiff has breached its commitments to standard setting organizations. A summary judgement hearing has occurred, and a decision of the court is pending. In April 2019, the United States Patent and Trial Appeal Board rendered its final decision in our petition for Inter Partes Review of the patent-in-suit, and the instituted claims were not proved to be unpatentable. We have appealed this decision to the Federal Circuit. A trial date has not yet been scheduled for this lawsuit.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M Solutions"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us, one of our US subsidiaries, and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in machine-to-machine ("M2M") communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M Solutions filed a second patent infringement lawsuit against us in the same court with respect to a recently-issued patent held by M2M Solutions (US Patent No. 8,648,717), which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M Solutions. In March 2017, the United States Patent and Trial Appeal Board issued its decisions in the instituted proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. In June 2017, Blackbird Tech LLC ("Blackbird") was joined as a plaintiff in the lawsuit. In September 2018, the court denied a motion to dismiss the lawsuit. The plaintiff has been granted leave to identify additional asserted claims and accused products with respect to the patent-in-suit. The lawsuit is currently in the discovery stage, and a claim construction hearing was held in October 2019. Trial for our co-defendant has been scheduled for December 2020, and trial in our case has been scheduled for January 2021.

Intellectual Property Indemnification Claims

We have been notified by certain of our customers in the following matter that we may have an obligation to indemnify them in respect of the products we supply to them:

In June 2019, Sisvel International S.A. and 3G Licensing S.A. (together, “Sisvel”), filed patent infringement lawsuits in the United States District Court for the District of Delaware against one or more of our customers alleging patent infringement with respect to a portfolio of 12 patents purportedly owned by Sisvel and obtained from Nokia Corporation (5 patents) and Blackberry, Ltd. (7 patents), that Sisvel alleges relate to technology for cellular communications networks including, but not limited to 2G, 3G and 4G/LTE.  The allegations have been made in relation to certain of our customer’s products, which may include products which utilize modules sold to them by us.  The lawsuits are in the initial pleadings stage.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

19.	SUBSEQUENT EVENT
On November 5, 2019, we signed an agreement to purchase the M2M group of companies ("M2M Group") in Australia to expand our IoT Solutions business in the Asia-Pacific region. The M2M Group is focused on connectivity services and IoT cellular devices with a strong history of IoT leadership and solid carrier relations in the region. The purchase price of $19.8 million is based on cash consideration of $18.8 million for 100% of the equity plus approximately $1.0 million for the retirement of certain obligations, subject to normal working capital adjustments.

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Head Office
Sierra Wireless, Inc.
13811 Wireless Way
Richmond
British Columbia
Canada V6V 3A4

Telephone :: 604 231 1100

Facsimile :: 604 231 1109

Website :: www.sierrawireless.com